SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH August 11, 2008

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
June 30, 2008
and Report of Independent Auditors
on Limited Reviews
(unaudited)

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE	Corporate Legislation
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5071-8804	14 - FAX 5581-8825
15 - E-MAIL invest@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5071-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/2008	12/31/2008	2	04/01/2008	06/30/2008	1	01/01/2008	03/31/2008
9 - INDEPENDENT ACCOUNTANT PricewaterhouseCoopers Auditores Independentes						10 - CVM CODE 00287-9
11 - PARTNER RESPONSIBLE Carlos Alberto de Sousa					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 724.687.697-91

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 06/30/2008	Prior quarter 03/31/2008	Same quarter in prior year 06/30/2007
Seção 1.01 Paid-up capital
1 - Common	59,792	59,792	59,792
2 - Preferred	90,793	90,793	90,771
3 - Total	150,585	150,585	150,563
Seção 1.02 Treasury stock
4 - Common	0	0	0
5 - Preferred	138	153	0
6 - Total	138	153	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/08	4 – 03/31/08
1	Total assets	2,068,684	2,076,169
1.01	Current assets	507,617	568,586
1.01.01	Cash and banks	426,492	488,743
1.01.01.01	Cash and banks	715	783
1.01.01.02	Financial investments	425,777	487,960
1.01.04	Other	81,125	79,843
1.01.04.01	Tax Credits	14,323	16,376
1.01.04.02	Dividends Receivable	55,361	55,361
1.01.04.03	Deferred Income Taxes and Social Contribution	10,298	7,710
1.01.04.04	Prepaid expenses	334	396
1.01.04.05	Aircraft insurance and other	809
1.02	Long-term receivables	1,561,067	1,507,583
1.02.01	Long term assets	1,020	1,099
1.02.01.01	Others	14	14
1.02.01.01.01	Judicial Deposits	14	14
1.02.01.03	Others	1,006	1,085
1.02.01.03.01	Customer accounts receivable	1,006	1,085
1.02.02	Permanent assets	1,560,047	1,506,484
1.02.02.01	Investiments	1,560,047	1,506,484
1.02.02.01.03	Subsidiaries	1,560,047	1,506,484
1.02.02.04	Deferred	0

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/08	4 – 03/31/08
2	Total liabilities and stockholders' equity	2,068,684	2,076,169
2.01	Current liabilities	29,640	81,079
2.01.02	Debentures	22,907	8,350
2.01.03	Suppliers	509	0
2.01.04	Taxes, charges and contributions	5,621	110
2.01.04.01	Salaries and payroll charges	83	71
2.01.04.02	Taxes and tariffs	5,538	39
2.01.05	Dividends payable	599	72,616
2.01.06	Provisions	0	0
2.01.06.01	Deferred Income Taxes and Social Contribution	0	0
2.01.08	Other	4	3
2.01.08.01	Other accounts payable	4	3
2.02	Long-term liabilities	500,536	505,658
2.02.01	Loans and financing	500,536	505,658
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	0	5,122
2.02.01.06.01	Other accounts payable	0	5,122
2.04	Stockholders’ equity	1,538,508	1,489,432
2.04.01	Capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	133,717	134,447
2.04.03.02	Subsidiary/associated companies	133,717	134,447
2.04.04	Revenue reserves	572,274	573,395
2.04.04.01	Legal	40,231	40,231
2.04.04.05	Retention of profits	536,525	537,940
2.04.04.07	Other	(4,482)	(4,776)
2.04.04.07.01	Treasury stocks	(4,482)	(4,776)
2.04.05	Retaind Earnings	54,165	3,238

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 – 01//04/08 to 06/30/08	4 -01/01/08 to 06/30/08	5 - 01/04/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross sales and/or services revenue	0	0	0	0
3.01.01	Other operating income	0	0	0	0
3.02	Deductions	0	0	0	0
3.03	Net sales and/or services revenue	0	0	0	0
3.04	Cost of sales and/or services	0	0	0	0
3.05	Gross profit	0	0	0	0
3.06	Operating expenses/income	47,622	48,528	(29,750)	29,543
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(1,517)	(2,220)	(799)	(1,510)
3.06.02.01	Director´s Fees	(252)	(557)	(254)	(576)
3.06.02.02	Other expenses general and administrative	(1,265)	(1,663)	(545)	(934)
3.06.03	Financial	(4,424)	(7,119)	(658)	1,891
3.06.03.01	Financial income	12,635	24,050	15,400	35,171
3.06.03.02	Financial expenses	(17,059)	(31,169)	(16,058)	(33,280)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	(179)	(358)
3.06.06	Equity in the earnings of subsidiaries	53,563	57,867	(28,114)	29,520
3.07	Operating income	47,622	48,528	(29,750)	29,543
3.08	Non-operating results	0	0	0	0
3.08.01	Income	0	0	0	0
3.08.02	Expenses	0	0	0	0
3.09	Profit before taxes and profit sharing	47,622	48,528	(29,750)	29,543
3.10	Provision for income tax and social contribution	2,575	4,220	112	0
3.11	Deferred income tax	0	0	1,000	1,000

1 – Code	2 – Description	3 – 01/04/08 to 06/30/08	4 -01/01/08 to 06/30/08	5 - 01/04/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income/loss for the period	50,197	52,748	(28,638)	30,543
	Number of shares (thousand), excluding treasury stock	150,447	150,447	150,563	150,563
	Net income per share	0.33365	0.35061		0.20286
	Loss income per share			(0.19021)

04.01 – Explanatory notes

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in May 12, 1997, to invest in companies which carry out air transportation activities. The Company’s holds ownership interest in TAM Linhas Aéreas S.A. ("TLA''), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and in Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies. This assault did not record transactions during the semester

TLA quarterly consolidates the financial statements of Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose exclusive corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the interim financial information

These quarterly information was approved by the management in August 11, 2008.

The individual and consolidated present interim financial information were prepared in accordance to the accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the present interim financial information, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's present interim financial information include,therefore, estimates related to the selection of the useful lives of property, plant and equipment, allowances necessary for contingent liabilities, establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The quarterly information was prepared in compliance with CVM Resolution 488/05 and the pronouncement of the Brazilian Institute of Independent Auditors (“IBRACON”) NPC 27 – Financial Statements – Presentation and Disclosure, which has been approved by CVM.

The main accounting practice adopted in the preparation of the individual and consolidated interim financial information are as follow:

(a) Determination of results of operation

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date,which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the date of the financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are first measured by using the currency that best reflects the relevance and business substance of underlying events and circumstances (“measurement currency”). In the Company’s financial statements, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term receivables

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments, and are stated at cost plus accrued earnings up to the balance sheet date.

Customer accounts receivable are stated at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to meet probable any losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are stated at their net realizable values.

(d) Permanent assets

• Investments

Investments in subsidiaries are stated using the equity accounting method, plus positive goodwill or less negative goodwill, when applicable.

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item C of the CVM Instruction 1/78) and will therefore only be amortized upon the eventual divestiture or extinction of the investment, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

• Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports. From 2008, with the entry of the Law 11,638, will not be made new revaluations.

Increases in book value arising from the revaluation of subsidiaries assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the revalued book value (depreciation is taken to income) in excess of depreciation based on the original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to reduce the cost or revalued amount of individual assets to their residual values, at the rates mentioned in Note 11. Land is not depreciated.

When the book value of an asset is higher than is estimated recoverable value, it is decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Repairs expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance.

• Intangible assets

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the appropriate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method over their useful lives, in terms no longer than 3 years.

• Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment whenever events or changing circunstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, or selling price. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advances ticket sales

Represent the liabilities connected with tickets sold and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of the participants in these plans to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 25 (a).

A liability is recognized as employees’ profit sharing when certain performance targets are accomplished (Note 25 (b)).

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15%, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of taxable profit.

Deferred taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction n°. 371 of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(i) Leases agreements

i Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” against “Leases payable”, recorded in current and long-term liabilities.

ii Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures and senior notes are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued interes indexation charges and exchange rate variations to date of the financial statements.

(m) Financial derivative instruments

TLA contracts operations involving financial derivative instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel prices volatility. These risks are managed by the definition of operating strategies and the establishment of internal control systems.

TLA records these financial instruments on a marked-to-market basis, and unrealized gains and losses are taken directly to income.

(n) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(o) Capital and revenue reserves

Capital reserves include donations of assets and cash, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the capital budget proposed by the Company management, subject to the approval of the Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(p) Consolidated interim financial information

The consolidated interim financial information include the financial information of TAM S.A. and its direct and indirect subsidiaries, as listed below:

		Economic ownership (%)

	Date of consolidated
	financial
	information	2008	2007

TLA	June 30, 2008	100.00	100.00
Fidelidade (*)	June 30, 2008	99.99	99.99
TAM Capital (*)	June 30, 2008	100.00	100.00
TAM Financial 1 (*)	June 30, 2008	100.00	100.00
TAM Financial 2 (*)	June 30, 2008	100.00	100.00
MERCOSUR	May 31, 2008	94.98	94.98
TP Participações	June 30, 2008	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(*) The financial statements of TLA, which were used as the basis for consolidation, consider the balances of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures are the fallowing:

i. The Company consolidated its exclusive investment funds in its financial statements, as required by CVM instruction 408/2004 and the income from these funds is recognized in the “Financial income” item as set out in Note 3, and

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the date of the Financial Statements’, pursuant to Pronouncement XXV of Ibracon, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the share of net income, the effects of the exchange rate variation on the subsidiaries’ stockholders’ equity.

(q) Changes in the Brazilian corporation law

Law 11,638, enacted on December 28, 2007, alters and revokes certain provisions of Law 6404/76 (the Brazilian Corporation Law) and introduces new ones. The Law is mainly intended to harmonize accounting practices adopted in Brazil with the international accounting standards issued by the International Accounting Standard Board (“IASB”).

The changes are effective December 31, 2008 and, for certain practices, as from the first quarter ended March 31, 2008, as established by the Brazilian Securities Commission (CVM).

On May 2, 2008, CVM issued Instruction 469/08 and, on May 7, 2008, the Explanatory Note associated with this instruction, setting forth guidelines for the treatment of certain aspects of accounting information which were amended by Law 11,638. The instruction and related explanatory note address the following aspects:

The application of accounting practices set out in Law 11,638/07 is optional for Quarterly Information (ITR), but mandatory for Financial Statements for years ending December 31, 2008. However, publicly-held corporations that do not the fully apply of Law 11,638 are required to disclose a note to the ITR with a description of changes which may impact the year-end financial statements. Anyway, all companies are required to apply the determinations of CVM Instruction 498/08, if they have chosen to recognize the effects of Law No 11.638/07 only at the end of the fiscal year.

Based on management’s best understanding and on accounting pronouncements published so far, the changes introduced by Law 11,638/07, to require immediate implementation, according to CVM Instruction 469 and related explanatory note which will have material impacts on the Company quarterly information for the three and six month periods ended June 30, 2008 and financial statements for the year ending December 31, 2008 are:

• Cash Flow and Added Value statements: the Company already discloses both statements on a quarterly and annual basis. (Notes 29 and 30), respectively.

• Requirement of recording in property, plant and equipment rights to tangible assets intended or used to maintain the corporation or its activities, including those arising from arrangements which transfer the benefits, risks and control over these assets (e.g. financial lease). Management understands that this change will have the most significant impact on TAM S.A.’s financial statements for fiscal year, as all aircrafts used by TLA are leased from third parties and, until December 31, 2007, the accounting treatment used was to record as financial commercial leasing those contracts which transfer to TLA or grant it the option of transferring ownership upon termination of the related contracts. Considering that CVM is yet to issue rules and procedures on this matter, it was not possible to accurately estimate the impacts on the three and six month periods ended on June 30, 2008. However, TAM S.A. already discloses, on a quarterly and annually basis, a summary of the main differences between accounting practices adopted in Brazil and accounting practices generally accepted in the United States (“US GAAP”). If the standards and rules issued by the CVM not result in a different effects of U.S. accounting rules the adjustments made for information regarding the leases on June 30, 2008 and 2007 are as follows

Lines affected:	2008	2007

Increase in property, plant and equipment	3,923,742	2,932,091
Increase in current assets (financial leasing)	258,285	289,402
Increase in long-term liabilities (financial leasing)	2,245,414	1,772,144
Increases in stockholders’ equity	1,420,043	870,545
Net effect on the six month period	317,295	265,091

The net effect on the result of the 2nd quarter of 2008 was significantly impacted by the appreciation of the Real in about R$ 244,064 (06.30.2007 – R$ 135,679).

The lines prepayment of aircraft, prepayment of maintenance and deposits in guarantee are linked to investments in acquisition and commercial leasing of aircraft and parts, and as such will be likewise reviewed during the year, considering the standards to be issued by CVM and the specific contractual terms.

• Introduction of the concept of adjustment to present value of long-term, and material short-term, assets and liabilities transactions. It should be pointed out that CVM, in a note disclosed to the market, understands that the application of this concept by publicly-held companies regulated by it depends on the issue of a specific standard or explicit reference in some other standard, to outline its scope and set out the assumptions required for its use, which should follow international standards. Based on market information available at this time, for the purposes of ITRs at June 30, 2008 and 2007, the Company calculated the adjustment to present value of long-term, as well as material short-term assets and liabilities transactions. The net amount of fair value of this asset and liability operations included in the estimate for the six months ended June 30, 2008 is an expense of R$ 1,468 (06.30.2007 – R$ 1,351) that was not relevant, so the Company did not recorded this adjustment.

• O valor líquido do ajuste ao valor presente das operações ativas e passivas consideradas no cálculo para o semestre findo em 30 de junho de 2008 é uma despesa de R$ 1.468 (30.06.2007 – R$ 1.351) que não foi relevante, assim a administração da Companhia decidiu por não contabilizar o mesmo.

• For balances of reserves to revaluation existing, the company decided to keep them up to its effective realization.

• With respect to share-based compensation, the Company has for some time now presented a note on this matter in its quarterly information and financial statements. (Note 21 (g)).

It is management’s believe that other matters addressed in CVM Instruction 469 and related explanatory note had no significant impacts on the financial statements of TAM.

The law 11,638 also introduced other changes, in addition to other CVM instruction 469 , as bellow:

• Possibility of maintaining separate bookkeeping of transactions to comply with the tax law, and subsequently make the required adjustments for conformity with the accounting practices.

• Creation of a new account – intangible assets, including goodwill, for balance sheet presentation purposes. This account will record rights to intangible assets intended or used to maintain the Company activities, including acquired goodwill. This procedure is adopted by the Company.

• Different concept used to record deferred charges. Deferred charges comprise pre-operating expenses and restructuring expenditures which will effective contribute to increasing the profitability of the corporation in more than one fiscal year and which are not merely reductions in costs or increases in operating efficiency. This procedure is adopted by the Company.

• The Company is required to periodically analyze the recoverability of property, plant and equipment, intangible assets and deferred charges to ensure that: (i) the estimated impairment loss should be recorded as a result of a decision to discontinue activities relating to those assets, or if it is proven that operations will not generate sufficient results to recover the carrying value of the assets; and (ii) the criteria used to determine the estimated economic useful lives and to calculate depreciation, depletion and amortization should be reviewed and adjusted, if necessary. This matter is ruled by CVM Resolution 527, of January 1, 2007. This procedure is adopted by the Company

• Creation of a new accounts market value adjustments account in net equity, to enable (i) record of certain valuations of assets at market values, in particular financial instruments; (ii) record directly in net equity, whenever required by an accounting pronouncement; and (iii) adjustments to market value of assets and liabilities, as a result of a merger or amalgamation transaction between unrelated parties and involving the effective transfer of control.

• Requirement that assets and liabilities of a company to be absorbed, arising from a merger, amalgamation or split-off transactions between unrelated parties and involving the effective transfer of control, be recorded at their market value.

As regards the remuneration based on shares, the Company has been presenting note.

As these changes were recently enacted and the application of some of them still depends on regulations to be issued by the competent bodies, management is currently reviewing all the effects that these amendments could bring about in its financial statements and deferred income.

(r) CVM Resolution 534 of January 29, 2008

On January 29, 2008, CVM issued Resolution 534, approving CPC-02, which applies to fiscal years ending as from December 2008.

The Company shares are traded on the New York Stock Exchange and is registered with the U.S. Securities and Exchange Commission (SEC). As such, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). For U.S. GAAP purposes, the parent company has determined that the real is its functional currency and, accordingly the real will be its functional currency upon adoption of CPC-02.

With respect to investments in subsidiaries abroad, we understand that Mercosur is an independent entity, however the other ones cannot be considered as such, as they are extensions of the activities of the parent company in Brazil. Management is carefully analyzing the standard believes that, in principle, it will have no significant impacts on the financial statements at the end of the fiscal year.

3 Financial investments

(a) Composition of balances

		Parent company		Consolidated

	Interest Income
	average weighted	06.30.2008	03.31.2008	06.30.2008	03.31.2008

In local currency
Exclusive investment funds		344,004	407,875
Investment funds				24,512	25,915
Bank deposit certificates – CDB	104.0% of CDI			226,722	117,725
Fixed income bonds
Pre fixed	15.0% p.a.			431,179	663,185
Post fixed	79.5% of CDI	81,773	80,085	182,314	80,085
	100% of Selic			229,239	228,770
	IPCA + 8.3% p.a.			83,527	111,558
	IGP-M + 2.8% p.a.				26,563
Overnight				70,844	110,379
Debentures	103.9% of CDI			40,482	74,066
Other				506	880

		425,777	487,960	1,289,325	1,439,126

Denominated in foreign currency
Fixed income funds				19,021	16,412
Bank deposit certificates – CDB				619,159	653,733

				638,180	670,145

		425,777	487,960	1,927,505	2,109,271

The Company contracted swap operations with financial institutions, related to tax and/or currency exchange, for part of the financial investments pegged to the Interbank Deposit Certificate ("CDI" - Certificado de Depósito Interfinanceiro) (Note 27).

(b) Exclusive investment funds

The Company and TLA participate jointly in the following exclusive investment funds:

	TAM’s Share		TLA’s Share		Stockholders’ Equity

	06.30.2008	03.31.2008	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Spitfire II Fundo de
Investimento em Cotas
de Fundos de
Investimento
Multimercado	344,004	407,875	759,391	927,827	1,103,394	1,335,702
Aviation Multimercado
Fundo de Investimento
em Cotas ou Fundos de
Investimentos			10,170	10,036	10,170	10,036

Total	344,004	407,875	769,561	937,863	1,113,564	1,345,738

Through this investment fund Spitfire II Fundo de Investimento em Cotas de Fundos de Investimento Multimercado, the Company participates indirectly in following funds:

  Constellation Fundo de Investimento Renda Fixa;
  14 BIS Fundo de Investimento Multimercado;
  Fundo de Investimento Multimercado First Class;
  Stearman Fundo de Investimento Multimercado;
  Cruiser Fundo de Investimento Multimercado; and
  Tucano Fundo de Investimento Renda Fixa.

The purpose of Sptfire II is to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Interbank Deposit interest rate – also known as CDI.

The financial investments in investment funds can be redeemed at any time without losses to the recognized revenue.

4 Customer accounts receivable – Consolidated

(a) Composition of balances

	06.30.2008			03.31.2008

	Domestic	International	Total	Total

Credit cards	599,178	46,148	645,326	634,500
Travel agencies	270,477	55,245	325,722	280,518
Account holders	26,829	1,334	28,163	32,823
Other airlines	448	2,398	2,846	2,172
Cargo agencies	8,141	44,152	52,293	51,659
Checks	23,845		23,845	22,341
Other	55,160	16,702	71,862	51,926

Total	984,078	165,979	1,150,057	1,075,939

Allowance for doubtful accounts	(44,744)	(9,152)	(53,896)	(52,243)

Total	939,334	156,827	1,096,161	1,023,696

“Other” includes, substantially, accounts receivable operations and sales of Loyalty Program points affiliated partners.

(b) Aging list – Receivables by due date

Breakdown	06.30.2008	03.31.2008

Not yet due	1,046,054	981,899
Overdue
Up to 60 days	32,992	26,696
From 61 to 90 days	2,437	3,118
From 91 to 180 days	8,646	5,512
From 181 to 360 days	6,485	10,109
Over 360 days	53,443	48,605

	1,150,057	1,075,939

(c) Changes in the allowance for doubtful accounts

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Balance at the beginning of the period	52,243	39,580	50,240	38,387

Additions (recorded as selling expenses)	3,102	3,419	5,213	4,842
Recoveries	(1,449)	(150)	(1,557)	(380)

Balance at the end of the period	53,896	42,849	53,896	42,849

5 Inventories - Consolidated

(a) Composition of balances

	06.30.2008	03.31.2008

Spare parts and material for repairs and maintenance	219,487	219,235
Other inventories	7,767	4,863

Total	227,254	224,098
Provision for losses	(49,888)	(51,087)

Total	177,366	173,011

“Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Changes in the allowance for doubtful accounts

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Balance at the beginning of the period	51,087	11,419	53,180	10,954

Additions		2,083		2,598
Reversals	(1,199)	(2,093)	(3,292)	(2,143)

Balance at the end of the period	49,888	11,409	49,888	11,409

6 Taxes recoverable

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Income tax and social contribution	38	38	24,024	7,975
Contribution to Social Integration Program (“PIS”)
and Contribution to Social Security Financing
(“COFINS”)			11,971	15,299
Value-added Tax (“ICMS”)			26,685	21,988
Withholding income tax (“IRRF”)	14,285	16,338	18,023	21,441
Others			11,745	11,457

	14,323	16,376	92,448	78,160

Current	(14,323)	(16,376)	(82,826)	(70,932)
Non-current			9,622	7,228

“Other” related to prepaid foreign taxes which are recoverable.

The composition of the balances no current in the consolidated, are presented in “ other- accounts receivable”.

7 Advances to aircraft manufacturers and maintenance - Consolidated

At June 30,2008, as part of the Company’s long term aircraft acquisition plan, advances were made to aircraft manufacturers in the amount of R$ 1,084,911 (03.31.2008 – R$ 1,091,067), equivalent to US$ 681,520 thousand (03.31.2008 – US$ 623,788 thousand). Of this total, R$ 868,988 (03.31.2008 – R$ 923,374) relates to aircraft with delivery scheduled for the next twelve months.

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement there of at the time of the aircraft delivery.

At June 30,2008, for repairs to structures, engines or landing gears of the aircraft, contractual pre-payments were made in the amount of R$ 214,235 (03.31.2008 - R$ 199,868), equivalent to US$ 134,578 thousand (03.31.2008 – US$114,269 thousand).

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement thereof upon the compared at the completed maintenance.

8 Deposits in guarantee - Consolidated

Deposits and collaterals relating to the lease of aircraft and engines are denominated in U.S. dollars, plus interest that may vary up to the London Interbank Offered Rate ("LIBOR''), and a spread of 1% per annum. The terms for redemption are defined in the lease contracts. At June 30, 2008 the balance of deposits was R$ 114,202 (03.31.2008 – R$ 120,666).

9 Investments

(a) Composition of balances

	Parent Company		Consolidated

	06.30.2008	03.31.2008	06.30.2008	03.31.2008

Ownership interest in subsidiaries	1,571,146	1,517,583
Negative goodwill on acquisition of subsidiaries (*)	(11,099)	(11,099)
Other investments			70	70

	1,560,047	1,506,484	70	70

(*) In the consolidated this amount is transferred to deferred income.

(b) Information on subsidiaries

	06.30.2008				03.31.2008	06.30.2007

	TLA	Mercosur	TP	Total	Total	Total

Number of shares/quotes (quantity)
Total	2,064,602	87,653	30,100
Held	2,064,602	83,253	30,099
Ownership interest percentage	100.00	94.98	99.99

Stockholders’ equity	1,523,015	50,643	30

Book value of investment	1,523,015	48,101	30	1,571,146	1,517,583	1,455,262
Result of equity method
Three month period	57,163	(3,600)		53,563	4,304	(28,114)
Six month period	59,494	(1,627)		57,867	4,304	29,520
Net income
Three month period	57,163	(3,790)		53,373
Six month period	59,494	(1,712)		57,782

(c) Changes in investments – Parent Company

	TLA	Mercosur	TP	Total

Balances on March 31, 2008	1,465,852	51,701	30	1,517,583
Equity income	57,163	(3,600)		53,563

Balances on June 30, 2008	1,523,015	48,101	30	1,571,146

10 Related party transactions - Consolidated

	06.30.2008					03.31.2008

	TAM	TLA	Mercosur	Fidelidade	Total	Total

TAM
Interest on stockholders’ equity and dividends
receivable		55,361			55,361	55,361
Current payables – intercompany loans		(536)			(536)	(536)

TLA
Accounts receivable			1,201	59,793	60,994	57,756
Accounts payable			(5,966)		(5,966)	(5,351)
Long-term receivables – intercompany loans	536				536	536
Interest on stockholders’ equity and dividends
payable	(55,361)				(55,361)	(55,361)
Other operating income			(15,896)		(15,896)	7,459

Mercosur
Cost of services rendered		15,896			15,896	(7,459)
Accounts receivable		5,966			5,966	5,351
Accounts payable (deposits in guarantee)		(1,201)			(1,201)	(1,242)

Fidelidade
Accounts payable		(59,793)			(59,793)	(56,514)

	(54,825)	15,693	(20,661)	59,793

For the three and six month periods ended June 30, 2008, TLA received from Táxi Aéreo Marília S.A. (“Marília”), a company under common control, R$ 12 and R$ 83 (June 30, 2007 – R$ 284 and R$ 588), as reimbursement for the use of its structure mainly the importation areas and human resources. This amount was credited to “cost of services rendered

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Congonhas airport, for a period of 10 years. TLA paid up front to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TLA cargo activities. The amount recognized in earnings as deferral of such costs on June 30, 2008 amount to R$ 775.

The Company and its subsidiaries signed a contract in March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGP-M, which totaled R$ 3,904 and 7,607 for the three and six month periods ended June 30, 2008 (06.30.2007 - R$ 3,637 and R$ 7,194), recorded as “Administrative expenses”.

11 Property, plant and equipment – consolidated

(a) Composition of balances

	Flight	Land and		Machinery and	Lease hold	Construction
	equipment	buildings	IT equipament	equipment	improvements	in progress	Others	Total

Cost	826,672	202,532	160,553	84,027	36,508	68,048	85,130	1,463,470
Accumulated depreciation	(423,635)	(15,733)	(69,576)	(39,317)	(7,550)		(51,633)	(607,444)

Residual value at March 31, 2008	403,037	186,799	90,977	44,710	28,958	68,048	33,497	856,026

Acquisitions	126,367	34,977	18,251	9,174	5,025	14,930	9,576	218,300
Transfer						(42,493)		(42,493)
Disposals/Write-off	(5,479)	(343)	(58)	(1,223)		(19)	(7,565)	(14,687)
Depreciation	(14,865)	(6,805)	(8,802)	(2,030)	(957)		(1,089)	(34,548)

Balance at June 30, 2008	509,060	214,628	100,368	50,631	33,026	40,466	34,419	982,598

Cost	947,560	237,166	178,746	91,978	41,533	40,466	87,141	1,624,590
Accumulated depreciation	(438,500)	(22,538)	(78,378)	(41,347)	(8,507)		(52,722)	(641,992)

Residual value	509,060	214,628	100,368	50,631	33,026	40,466	34,419	982,598

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of furnitures, vehicles and improvements carried out on the runway at the São Carlos Technology Center.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, and the assembly of parts required for aircraft remodeling.

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 12) in the amount of R$ 110,499 (03.31.2008 – R$ 110,499).

(b) Revaluation (Note 21 (e))

In 2006, the subsidiary TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 less the provision for income tax and social contribution, pursuant to the CVM Deliberation 273/98). The revaluation was based on the fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property, based on appraisal reports prepared by independent experts. This evaluation resulted in a decrease in the stockholders’ equity of R$ 832, with a net effect in TAM of R$ 790. The evaluation was based on the current replacement value of the assets in their current state of use.

As required by CVM Deliberation 183/95, the part of the revaluation reserve realized of R$ 730 and and R$ 1.417 was appropriated to the “Retained earnings” for the three and six month periods ended June 30, 2008 (June 30, 2007 – R$ 840 and R$ 2,246).

12 Loans and financing – Consolidated

		Interest rates	Payment terms and year
	Guarantees	(weighted average)	of last payment	06.30.2008	03.31.2008

Local currency

Leasing of IT equipment	Promissory note R$ 14,732	Fixed interests to 4.8% p.a. to 17.0% p.a. (10.3% p.a)	Monthly until 2012	22,164	25,904
Leasing of IT equipment	Promissory note R$ 20,345	CDI + Spread 0.8% p.a. to 4.0% p.a.(3.5% p.a)	Monthly until 2010	8,704	12,012
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (4.5% p.a).	Monthly until 2011	50,931	54,625
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a (3.0% p.a).	Monthly until 2012	6,296	7,344
Other				9,598	9,114

				97,693	108,899

Foreign currency
FINIMP	Promissory note US$ 23,593 thousand	LIBOR +Exchange Variation + 5.3% p.a. to 6.7% p.a.(6.5% p.a)	Annual until 2010	104,523	113,810
International Finance Corporation
(“IFC”)	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 2.2% p.a	Half-yearly until 2012	57,905	65,790
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	9,788	10,883
Financing – Pré-delivery payment	Unconditional guarantee	1 monthly LIBOR + 0.6% p.a.	Monthly until 2011	656,643	705,981
Other				1,152	1,310

				830,011	897,774

				927,704	1,006,773

Current				(722,840)	(748,351)

Non-current				204,864	258,422

FINIMP – Import Financing, FINAME – Government agency financing for machinery and equipment, TJLP – Long term interest rate and CDI – Interbank deposit rate

Non-current maturities are as follows :

Year	06.30.2008	03.31.2008

2009	81,000	99,134
2010	53,389	58,788
2011	61,244	65,499
2012	4,048	26,958
After 2012	5,183	8,043

	204,864	258,422

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing 777-300 ER aircraft with firm purchase orders and delivery scheduled for 2008. At June 30, 2008, the balance of this loan is R$ 527,588 (03.31.2008 – R$ 578,843).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. At June 30, 2008, the balance of this loan was R$ 129,055. (03.31.2008 – R$ 127,308).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to US$ 8,805, with maturities until December 2008. In 2006, the Company raised US$ 37,885 from Unibanco, maturing up to July 2009. In 2008, for the same purpose, US$ 16,325 was obtained from Unibanco, HSBC and Itaú, maturing until September 2010. At June 30, the balance of this type of financing amounts to R$ 104,523 (03/31/2008 – R$ 113,810)

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of loans. At June 30, 2008, the Company complied with all such covenants.

13 Leases Payable - Consolidated

		Monthly
	Charges	payments with
	(weighted average)	final due date in	06.30.2008	03.31.2008

Foreign currency

Airbus A319/A320 engines	1 month LIBOR + 1.5% p.a. (3.2% p.a.)	2017	6,872	7,743
	3 month LIBOR + 1.1% p.a. (2.4% p.a.)	2015	40,495
	6 month LIBOR + 1.5% to 2,5% p.a. (2.8% p.a.)	2015	24,240	27,780
Airbus A330 engines and
spare parts	1 month LIBOR + 1.5% p.a. (2.5% p.a.)	2010	2,013	3,180
	3 month LIBOR + 1.1% p.a. (5.0% p.a.)	2015	18,355

Refinancing of operational	1 month LIBOR + 1.3% to 1.9% p.a. (2.5% p.a.)	2021	16,660	17,947
lease installments	3 month LIBOR + 0.03% to 2.5% p.a. (3.1% p.a.)	2022	15,347	15,632
	6 month LIBOR + 0.7% to 2.3% p.a. (3.2% p.a.)	2020	24,703	35,690
	Fixed interest 1.1% p.a.	2015	14,899	14,756

			163,584	122,728

Current			(76,351)	(78,205)

Non-current			87,233	44,523

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Non-current maturities are as follows:

Year	06.30.2008	03.31.2008

2009	12,883	17,947
2010	10,235	5,981
2011	9,742	5,430
2012	9,132	4,886
2013	8,430	3,769
After 2013	36,811	6,510

	87,233	44,523

14 Commitments

(a) Operating lease – Consolidated

TLA has obligations arising under aircraft lease contracts of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party. Leased aircraft include: 2 Fokker 100, 15 Airbus A319, 74 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340, 3 MD-11 and 2 Boeing 767 (03.31.2008 - 6 Fokker 100, 15 Airbus A319, 71 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3 MD-11). These agreements have an average term of 110 months and are denominated in U.S. dollars plus LIBOR The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 189,887 and R$ 405,661 for the three and six month periods ended June 30, 2008 (2007 – R$ 185,571 and R$ 405,159), equivalent to US$ 119,283 and US$ 254,828 thousand (2007 – US$ 93,638 and US$ 198,102 thousand).

For most of the operations the Company has given letters of guarantee issued by the Company or deposits in guarantee.

In addition, to meet the payment conditions established by contract, promissory notes, guaranteed by TAM, were issued, totaling US$ 47,606 thousand on June 30, 2008 (03.31.2008 – US$ 48,418 thousand).

Future disbursements due on these agreements (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

			Thousands of
			US dollars

	Financial charges	Monthly payments with
	(weighted average)	final due date in	06.30.2008	03.31.2008

Airbus A319	1 month LIBOR + 1.3% to 1.9% p.a. (4.0% p.a.)	2020	128,280	133,450
	3 month LIBOR + 1.6% p.a. (4.4% p.a.)	2010	8,672	10,064
	6 month LIBOR + 1.5% p.a. (5.1% p.a.)	2020	135,018	147,424

Airbus A320	Fixed interest 4.0% p.a.	2014	196,597	159,101
	1 month LIBOR + 1.3% to 1.9% p.a. (4.2% p.a.)	2022	365,977	379,030
	3 month LIBOR + 0.03% to 2.8% p.a. (4.4% p.a.)	2022	686,236	724,701
	6 month LIBOR + 0.7% to 2.3% p.a. (3.5% p.a.)	2017	360,649	424,338

Airbus A321	3 month LIBOR + 0.03% to 1.7%a.a (3.9% p.a.)	2019	137,614	155,722

Airbus A330	Fixed interest 4.6% to 5.6% p.a. (5.2% p.a.)	2020	191,394	197,935
	3 month LIBOR + 0.03% to 1.7% p.a (3.9% p.a.)	2019	190,572	216,794
	6 month LIBOR + 1.25% to 2.1% p.a (4.8% p.a.)	2017	378,043	400,082

Airbus A340	Fixed payment US$850.000	2015	136,000	141,100

Fokker 100	Fixed interest 1.1% to 2.0% p.a. (1.5% p.a.)	2008	127	1,695
	6 month Libor (5.4% p.a.)	2008	127	1,147

Boeing MD-11	Fixed payment US$399.000	2008	3,591	7,182

Boeing 767	Fixed payment US$554.000	2014	78,668

Engines	Fixed interest 0.9% to 1.0% p.a. (1.0% p.a.)	2014	26,336	15,546

			3,023,901	3,115,311

Future disbursements due by year are as follows:

	Thousands of US dollars

Year	06.30.2008	03.31.2008

2008	227,427	342,756
2009	431,921	427,898
2010	407,435	402,563
2011	394,658	387,736
2012	359,439	350,598
After 2012	1,203,021	1,203,760

	3,023,901	3,115,311

(b) Commitments for future aircraft leases

i. Airbus:

Since 1998, TLA has firm orders to purchase new Airbus aircraft, with two A320 aircraft still to be delivered through 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, 9 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft norrow body family A320 and 6 A330) for delivery by 2012. The options of the contract in 2005, were transferred to 2006.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with 10 more options for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing:

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery four in 2008 and four in 2012.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will operate until the delivery of the 4 Boeing 777-300 ER in 2008.

In 2008, the Company and Boeing entered into a leasing agreement maturing up to 2014, for 4 Boeing 767 aircrafts, of which two were delivered in the second quarter and the remaining ones will be delivered by the end of 2008.

15 Reorganization of the Fokker 100 Fleet - Consolidated

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases.

As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the principal amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual redelivery, are contracted under the ordinary operating leasing mode.

On June 30, 2008, the total amount of the commitment was R$ 39,760 (03.31.2008 – R$ 49,720), equivalent to US$ 24,977 thousand (03.31.2008 – US$ 28,426 thousand), R$ 8,807 of which (03.31.2008 – R$ 12,165) is classified in current liabilities.

Non-current maturities are as follows:

	Consolidated

Year	06.30.2008	03.31.2008

2009	6,303	10,341
2010	14,286	15,627
2011	10,364	11,587

	30,953	37,555

16 Advances ticket sales - Consolidated

At June 30, 2008, the balance recorded as advance ticket sales in the amount of R$ 800,745 (03.31.2008 – R$ 723,808), is represented by 2,706,696 (03.31.2008 – 2,792,992) tickets sold but not yet used.

17 Provision for contingencies and judicial deposits – Consolidated

(a) Contingent Liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable.

At June 30, 2008 and March 31, 2008, the amount of provisions and corresponding judicial deposits are as follows:

		Additions		Write-offs

		New	Monetary
Descriptrion	03.31.2008	claims	restatement	Reversals	Payments	06.30.2008

Provision for contingencies
IRRF	12,846		175			13,021
PIS and COFINS (i)	375,328		4,947	(1,715)		378,560
Additional tariff (ii)	344,454	15,757	7,930			368,141
Staff fund (iii)	77,704	5,069	1,643			84,416
Labor	12,559	477	576	(2,834)		10,778
Civil	24,689	6,667	(6)	(43)	561	31,868
Other	17,308	309				17,617

Total	864,888	28,279	15,265	(4,592)	561	904,401

Judicial deposits	(75,478)	(7,712)		109	4,774	(78,307)

Total	789,410	20,567	15,265	(4,483)	5,335	826,094

(i) Correspond to the discussion about the constitutionality of the increase in the PIS tax base and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company has been successful in obtaining a favorable ruling in one process reversed the related provision in the amount of R$ 7,560, of which R$ 3,496 was recorded reducing the administrative expenses and R$ 4,064 to financial expenses. At June 30, 2008, five lawsuits were yet to be finally judged.

(ii) Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order, confirmed in the first and second judged.

(iii) Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The Company and its subsidiaries are parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 579,774 on June 30, 2008 (03.31.2008 - R$ 558,914). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable.

(b) ICMS

(i) On December 17, 2001 the Federal Supreme Court ruled that revenues deriving from domestic and international air passenger transportation, as well as from international air cargo transportation, were no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On June 30, 2008, the installments due in more than one year totaled R$ 6,797 (06.30.2007 – R$ 7,673), recorded in “Taxes and tariffs payable”. On June 30, 2008, the installments due in more than one year totaled R$ 120 (06.30.2007 – R$ 157), classified in the item “Other accounts payable”.

(ii) Collection of certain ICMS payments made from May,1989 to May, 1994 were later ruled to have been unconstitutional. TLA has filed several actions for refund of overpayment, in several states of the Country. However, the Company will only recognize the credits involved, estimated at approximately R$ 55,000 (not reviewed), and any final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

(c) Contingent Assets

(i) Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government pleading indemnity for economic-financial unbalance in its air transportation concession agreement for fare insufficiency. The unbalance purpose of that cause took place in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to interest on arrears as of September 1993, and monetary restatement as of November 1994. The First Panel of the Higher Court of Justice accepted the special appeal filed by TLA determining that the Federal Court of Appeals judge the merit of the appeal without intervention from the Public Attorney’s Office.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is judged in its final instance.

(ii) Additional airport tariffs ATAERO

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs (ATAERO), which are 50% on the tariff amount. On June 30, 2008, the amount under discussion totaled approximately R$ 579,736 (03.31.2008 - R$ 552,219), not recognized in the financial statements.

18 Debentures

			Nominal
Date	Series	Quantity	value – R$	06.30.2008	03.31.2008

TAM
August 01, 2006	sole	50,000	10,000	522,907	508,350

TLA
May 16, 2003	third	177,165	100		1,059

		873,006			1,059

				522,907	509,409

Current				(22,907)	(9,409)

Non Current				500,000	500,000

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of debentures. At June 30, 2008 and March 31, 2008, all these covenants were complied with.

TAM

On July 7, 2006, the Board of Directors approved the issue for public distribution of book-entry nominative, non-convertible debentures with no security guarantee or preference but with a guarantee for provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payaments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by the Clearing House for the Custody and Financial Settlement of Securities (“CETIP”).

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The credit rights corresponds to accounts receivable from travel agencies and held at Banco Itaú, received on the each 24th day of month, in amounts considered sufficient to settle the monthly installments, that were liquidated in the second quarter of 2008.

19 Senior Notes – Consolidated

On April 25, 2007, TAM Capital concluded the offer of senior notes in the total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the Securities and Exchange Commission (“SEC”) on October 30, 2007.

At June 30, 2008, this liability amounted to R$ 483,929 (03.31.2008 – R$ 541,392), equal to US$ 303,995 thousand (03.31.2008 – US$ 309,526 thousand), of which interest of R$ 6,359 (03.31.2008 – R$ 16,662) is classified in current assets.

20 Income tax and social contribution - Consolidated

(a) Reconciliation of income tax and social contribution benefit (expense)

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2007	03.31.2007

Income before income tax and social contribution	79,484	(38,723)	100,185	50,323
Composite statutory rates - %	34%	34%	34%	34%

Nominal income tax and social contribution	(27,025)	13,166	(34,063)	(17,110)
Income tax and social contribution on permanent
additions	(2,452)	(3,231)	(13,460)	(2,567)

	(29,477)	9,935	(47,523)	(19,677)

Income tax and social contribution
Current expense	(52,085)	(30,621)	(62,697)	(78,305)
Deferred (expense) benefit	22,608	40,556	15,174	58,628

	(29,477)	9,935	(47,523)	(19,677)

The above table reflects the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Composition of deferred income tax and social contribution assets

		Consolidated

	06.30.2008	03.31.2008

Tax loss carry forwards	6,669	4,766
Social contribution carry forwards	3,629	2,944
Temporary differences	241,083	221,410

Total	251,381	229,120

Current	(42,184)	(39,596)

Non current	209,197	189,524

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Deferred tax assets resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve at June 30, 2008 arising from aircraft engines and buildings is not of deferred income tax and social contribution charges of R$ 50,168 (03.31.2008 - R$ 50,514).

21 Stockholders’ equity

(a) Authorized capital

At June 30, 2008 and March 31, 2008, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common or preferred shares, upon resolution of the Board of Directors

(b) Subscribed capital

At June 30, 2008, and March 31, 2008 subscribed and paid-in capital is comprised of 150,585,147 shares, of which 59,791,955 are common shares and 90,793,192 are preferred shares .

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company has a three-year period, as of June 13, 2005, to comply with the requirement to have a free float of 25% of this shares. Since August, 2007 the free float has been 53.85% (unaudited).

(c) Treasury stocks

The Board of Directors, at a meeting held on January 30, 2008, in accordance with CVM Instructions 10/80 and 268/97, approved a new program to repurchase Company shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, up to four million (4,000,000) preferred shares will be repurchased.

Changes in treasury stocks:

	Quantity		Average price
	of shares	Thousands of R$	- (R$)

December 31, 2007
Purchase of shares in 1 Q 2008	153,000	4,776	31.21

March 31, 2007	153,000	4,776	31.21

Purchase of shares in 1 Q 2008	75,700	2,651	35.03
Sale of shares	(90,699)	(2,945)	32.48

June 30, 2008	138,001	4,482	32.48

Shares sold relate to the executive compensation plan approved at the Extraordinary Shareholders’ Meeting of May 16, 2005.

The market value of shares, based on the most recent exchange quotations prior to the closing for the three monnth periods ended June 30, 2008, is R$ 30.32 per shares, for preferred shares.

(d) Capital reserve – Share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the amount of the capital increase and is allocated to all stockholders equally.

(e) Revaluation reserve (Note 11(b))

The amount realized in proportion to the depreciation of prior period revaluations transferred to retained earnings for the three and six month periods ended June 30, 2008, amounted to R$ 730 and R$ 1,417 (2007 – R$ 840 and R$ 2,246). Of the total reserve, R$ 30,099 (03.31.2008 – R$ 30,099) corresponds to the revaluation of land, which will only be realized upon sale

In accordance with CVM Instruction n° 197/93, the deferred tax charges on the revaluation reserve, which at June 30, 2008 amounted to R$ 50,168 (03.31.2008 - R$ 50,514), are recognized in the statement of operations to the extent that the reserve is realized.

(f) Retained profit reserve

In accordance with article 196 of Corporate Law that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company´s capital budget for 2008 and working capital requirements .Future investments include the leasing of additional aircraft.

(g) Stock Option Plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan for Directors and employees. The Board of Directors is responsible for the management of this plan.

The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd, and 3rd grant, and 230,000 preferred shares relating to the special grant as follows:

				Special
	1st grant	2nd grant	3rd grant	grant

Date	December	November	December	September
	28, 2005	30, 2006	14, 2007	27, 2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price – R$ per share	14.40	43.48	39.67	38.36
Readjustment index	IGP-M	IGP-M	IGP-M	IGP-M

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholder´s Meeting held on May 16, 2005, the maximum share-dilution limit for the shareholders has been set at 2% (two percent). At the meeting of the Board of Directors held on August 29, 2007, the advanced exercise of 21,806 call options for purchase of preferred shares was authorized, of which 16,140 shares referred to the first grant, and 5,666 shares to the second grant, at issuance prices of R$ 15.21 and R$ 44.38 per share respectively. In both grants, the exercise price is restated by the IGP-M, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted average
	Number of shares	exercise price – R$

Outstanding as of December 31, 2006	955,005	22.40
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding as of December 31, 2007	1,943,510	25.60

Outstanding as of March 31, 2008	1,943,510	31.86

Exercised	(90,699)	16.88
Outstanding as of June 30, 2008	1,852,811	32.90

In conformity with the accounting practices adopted in Brazil, the Company does not record stock options as remuneration expense. Had the Company recorded them as such based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have decreased by R$ 6,131 as of June 30, 2008 (06.30.2007 – (R$ 5,709)) and shareholders´ equity would have decreased by R$ 9,999 (03.31.2008 – R$12,365).

22 Analysis of Gross Sales - Consolidated

The Company analyses its gross sales information by type of service rendered and geographic area as follows:

(a) By type of service rendered

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,		Variation (V%)

	06.30.2008	06.30.2007	06.30.2008	06.30.2007	Quarter	Period

Domestic revenue
Regular flights - Passenger	1,504,724	1,142,111	2,779,737	2,181,100	31.7	27.4
Charter - Passenger	25,623	27,991	71,167	81,647	-8.5	-12.8
Cargo	117,724	90,953	211,762	172,870	29.4	22.5

	1,648,071	1,261,055	3,062,666	2,435,617	30.7	25.7

International revenue
Regular flights - Passenger	601,769	528,810	1,212,671	1,031,437	13.8	17.6
Charter - Passenger	814	3,039	3,219	6,385	-73.2	-49.6
Cargo	138,060	104,316	258,458	179,080	32.3	44.3

	740,643	636,165	1,474,348	1,216,902	16.4	21.2

Other operating revenue
Partnerships with TAM Royalt Program	101,400	71,711	191,462	141,365	41.4	35.4
Travel and tourism agencies	10,994	3,938	23,033	8,141	>100.0	>100.0
Expired tickets and other	113,958	80,639	210,469	164,805	41.3	27.7

	226,352	156,288	425,964	314,311	44.8	35.2

Gross operating revenue	2,615,066	2,053,508	4,961,978	3,966,830	27.3	25.1

(b) By region - Consolidated

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,		Variation (V%)

	06.30.2008	06.30.2007	06.30.2008	06.30.2007	Quarter	Period

Brazil	1,874,423	1,417,343	3,487,630	2,749,928	32.2	26.8
Europe	363,138	261,902	689,501	498,742	38.7	38.2
North America	207,740	249,996	420,216	476,072	-16.9	-11.7
South America (excluding Brazil)	169,765	124,267	364,631	242,088	36.6	50.6

	2,615,066	2,053,508	4,961,978	3,966,830	27.3	25.1

23 Main costs and expenses – Consolidated

(a) Three month periods ended June 30:

	06.30.2008						06.30.2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	345,737	36,255	30,128	2,555	414,675	16.9	308,903	15.9
Fuel	988,576				988,576	40.4	641,009	33.1
Depreciation and amortization	18,035	246	16,267		34,548	1.4	27,042	1.4
Maintenance and repairs (except personnel)	127,393				127,393	5.2	105,421	5.4
Aircraft insurance	11,347				11,347	0.5	8,368	0.4
Landing, take-off and navigation tariffs	121,506				121,506	5.0	103,845	5.4
Leasing of aircraft, engine and equipment	194,029	1,962	3,017		199,008	8.1	192,345	9.9
Services rendered by third parties	33,688	53,620	69,536		156,844	6.4	117,588	6.1
Selling and marketing		227,047			227,047	9.3	233,564	12.1
Other	86,511	43,120	36,747		166,378	6.8	198,632	10.3

	1,926,822	362,250	155,695	2,555	2,447,322	100.0	1,936,717	100.0

(b) Six month periods ended June 30:

	06.30.2008						06.30.2007

		Expenses

	Cost of services		General and
	rendered	Selling	administrative	Directors' Fees	Total	%	Total	%

Personnel	682,419	69,448	58,302	7,217	817,386	17.4	576,644	15.7
Fuel	1,833,381				1,833,381	39.1	1,211,258	32.8
Depreciation and amortization	38,942	503	26,560		66,005	1.4	54,050	1.5
Maintenance and repairs (except personnel)	222,698				222,698	4.7	210,272	5.7
Aircraft insurance	24,201				24,201	0.5	16,878	0.5
Landing, take-off and navigation tariffs	244,780				244,780	5.2	203,101	5.5
Leasing of aircraft, engine and equipment	412,783	3,300	5,409		421,492	9.0	417,498	11.3
Services rendered by third parties	65,758	101,076	144,278		311,112	6.6	260,990	7.1
Selling and marketing		468,772			468,772	10.0	427,581	11.6
Other	169,838	28,383	81,965		280,186	6.0	304,218	8.3

	3,694,800	671,482	316,514	7,217	4,690,013	100.0	3,682,490	100.0

24 Financial income and expense – Consolidated

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

Financial income
Interest income from financial investments	46,054	68,249	101,113	138,755
Exchange variation	166,210	74,436	336,690	98,143
Financial instrument/gains	91,664		91,664
Other	489	13,699	6,455	25,536

	304,417	156,384	535,922	262,434

Financial expenses
Exchange variation	(214,581)	(104,696)	(391,940)	(144,021)
Interest expense	(50,980)	(67,243)	(109,176)	(108,666)
Financial instrument losses	(14,123)	(38,538)	(15,793)	(52,793)
Other	(7,770)	(8,640)	(10,739)	(17,277)

	(287,454)	(219,117)	(527,648)	(322,757)

Financial result, net	16,963	(62,733)	8,274	(60,323)

25 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering “defined benefits”, and TAM Prev – Plans II and III, offering “defined contributions”. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and II to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência entered into an agreement through which the value of the continual benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the payament of benefits is the sole responsibility of Bradesco Vida e Previdência S.A.

All other participants previously migrated to PGBL.

(b) Profit sharing

The Company’s Management will pay a share of its profits in case it reaches certain performance indicators established according to the annual budget. Consequently, Management recorded as “Salaries and payroll charges”, related to the exercise ended June 30, 2008, the provision for payment of this benefit in the amount of R$ 9,110 (06.30.2007 – R$ 8,073 ).

26 Insurance coverage - Consolidated

The Company´s subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary for the coverage of occasional accidents, in view of the nature of their assets and operational risks. On June 30, 2008, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government, through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004, has committed to cover civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This Law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in Reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of June 30, 2008, some 79 indemnifications were paid to families of the victims and another are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

27 Financial instruments - Consolidated

(a) General provisions

In accordance with its established policy the Company enters into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices. In addition, temporary cash surpluses are applied in line with group treasury policies, which are continuously reviewed, seeking to keep in line with the market and maximize returns with the lower possible risks.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

(i) Risk of the price of the fuel

Fuel price is one of the main components of financial risk for airline companies. It is exposed to effects from variations in the price of oil (WTI) and its derivatives, (such as JET Fuel 54, known as the aircraft fuel). The available and net contract the TLA considers closet reflects to JET Fuel 54 prices for coverage effects is the oil contract (WTI).

Fuel represented for the three and six month periods ended June 30, 2008 40.4% and 39.1% (2007 – 33.1% and 32.8%), respectively of cost of services rendered, commercial, sales and administrative expenses. (Note 23)

On June 30, 2008, the volume of the contracted operations with variable maturities up to May 2009, was 4,390 thousand barrels (03.31.2008 – 5,390 thousand barrels with various maturities up to November 2008), representing 31% of next twelve months.

(ii) Foreign exchange rate risk

This risk is related to possible foreign exchange rate variation, affecting the financial expense or income and the outstanding liability or asset balances pegged to a foreign currency. Part of this risk is mitigated by the fact that the subsidiaries operates overseas and revenues from these transactions are denominated in foreign currency. The current hedge contracting policy is based on protecting a percentage of net cash disbursements in other currencies in subsequent periods.

The Company and subsidiaries contracts financial operations with derivatives, aimed mainly at protecting itself from foreign currency resulting from fuel acquisition, contracting engine maintenance services and financing agreements with the purpose of expanding/maintaining its operational activities. On June 30, 2008 there were no operations in foreign currency, by decision of the Company´s Risk Committee.

(iii) Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the liabilities and assets of the Company and its subsidiaries are linked.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts, in order to adapt them to current market conditions.

(iv) Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to financial investments, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial Investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The estimated fair market value of financial instruments as of June 30, 2008 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Parent Company		Consolidated

	Book value	Fair value (MTM)	Book value	Fair value (MTM)

Liabilities
Short and long term debt			927,704	725,991
Debentures	522,907	518,601	522,907	518,601
Bonds			483,929	374,433

	522,907	518,601	1,934,540	1,619,025

The fair market value of financial assets and short and long-term debts, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

28 TAM Loyalty Program - Consolidated

At June 30, 2008, the TAM Loyalty Program had 2,793,590 (03.31.2008 – 2,575,652) (unaudited) one way domestic trip tickets earned by its clients but not redeemed. The TLA currently records the incremental costs, i. e., the additional cost per transported passenger, when it is incurred.

For the three and six month periods ended June 30, 2008, 429,195 and 775,969 (06.30.2007 — 237,569 and 444,919) free tickets were granted and used by our clients.

On June 30, 2008, the provision for the program’s future liabilities was approximately R$ 24,713 (03.31.2008 - R$ 21,122). The base to calculate the provision is achieved by means of an estimate of the amount of courtesy miles flown by other airlines, the amount of points already accrued converted into courtesy miles, a provision for expired points not converted into tickets and appreciated by the incremental costs of board service , fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the conversion into tickets. This limits the growth of the program’s cost, which tends to stabilize in relation to the number of passengers transported.

29 Cash flows

a) Three month periods ended on June, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net Income for the quarter	50,197	(28,638)	50,197	(28,638)
Adjustments to reconcile net income to cash
generated (used) by operating activities
Depreciation and amortization			34,548	27,042
Deferred income tax and social contribution	(2,588)	(1,000)	(22,608)	(40,556)
Provision for contingencies			24,662	2,176
Equity in investments	(53,563)	28,114
Goodwill amortization		179		179
Residual value of permanent asset sold			14,687	2,871
Monetary and foreign exchange rate variations
and net interest	12,506	15,434	33,333	33,540
Other provisions			2,852	3,075
Minority interest			(190)	(150)

(Increase) decrease in assets
Customer accounts receivable			(74,119)	(28,556)
Inventories			(5,554)	12,330
Taxes recoverable	4,104	(4,281)	(7,106)	(36,598)
Prepaid expenses	62	1,402	(8,675)	(17,337)
Advances for aircraft maintenance			(93,105)	(303,997)
Deposits in guarantee			(4,043)	(27,728)
Deferred income tax and social contribution		(6)	1	23
Judicial deposits			(2,829)	(11,037)
Advances to aircraft maintenance			(33,652)	(28,549)
Insurance	(809)		10,899	8,501
Other accounts receivable	78	(1,323)	(36,737)	(97,383)

Increase (decrease) in liabilities
Suppliers	509		6,940	(60,782)
Salaries and payroll charges	11	(41)	(3,526)	35,835
Advance from ticket sales			76,937	90,239
Taxes and tariffs payable	5,499	(6)	3,818	(1,491)
Leases payable			(4,665)	(4,482)
Provision for income tax and social contribution
payable		(106)	33,369	30,599
Other accounts payable	(5,118)	(3)	18,506	23,860

Net cash generated (used) by operating activities	10,888	9,725	13,940	(417,014)

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flow from investments activities
Acquisition of property, plant and equipment			(175,807)	(83,970)
Intangible increase			(11,483)

Net cash used in investing activities			(187,290)	(83,970)

Cash flows from financing activities
Share repurchase	(1,121)		(1,121)
Dividends paid	(72,017)	(2)	(72,017)	(2)
Term loan and financing
Issuance			19,856	885,198
Repayments			(26,426)	(490,195)
Leases
Payment (interests included)			55,253	(8,551)
Debentures
Acquisition				(7,729)
Payment (interests included)			(1,072)
Senior notes
Acquisition				607,080
Payment (interests included)			(18,460)

Net cash provide by financing activities	(73,138)	(2)	(43,987)	985,801

Net decrease (increases) in cash and cash equivalents
and financial investments	(62,250)	9,723	(217,337)	484,817

Cash and cash equivalents at the end of the quarter	426,492	522,717	2,009,004	2,510,617
Cash and cash equivalents at the beginning of the quarter	488,742	512,994	2,226,341	2,025,800

Change in cash and cash equivalents and financial
investments	(62,250)	9,723	(217,337)	484,817

b) Six month periods ended on June, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flows from operating activities
Net Income for the period	52,748	30,543	52,748	30,543
Adjustments to reconcile net income to cash
generated (used) by operating activities
Depreciation and amortization			66,005	54,050
Deferred income tax and social contribution	(4,234)	(1,000)	(15,174)	(58,628)
Provision for contingencies			29,933	40,696
Equity in investments	(57,868)	(29,520)
Goodwill amortization		358		358
Residual value of permanent asset sold			22,540	3,475
Monetary and foreign exchange rate variations and
net interest	26,128	31,488	85,036	75,469
Other provisions			4,855	(1,038)
Minority interest			(86)	103

(Increase) decrease in assets
Customer accounts receivable			(161,890)	(187,622)
Inventories			(16,094)	1,732
Taxes recoverable	3,878	(6,005)	8,979	(78,360)
Prepaid expenses	103	1,482	49,074	(9,270)
Advances for aircraft maintenance			(225,893)	(529,388)
Deposits in guarantee			31,878	(46,494)
Deferred income tax and social contribution			(3,535)	4,020
Judicial deposits			(3,290)	(14,490)
Advances to aircraft maintenance			(115,680)	(52,125)
Insurance	(809)		24,220	14,603
Other accounts receivable	158	(1,323)	(24,890)	(73,820)

Increase (decrease) in liabilities
Suppliers	509		(37,280)	464
Salaries and payroll charges	39	(50)	31,845	(11,084)
Advance from ticket sales			9,199	101,768
Taxes and tariffs payable	5,527	6	46,118	5,840
Leases payable			(4,496)	(7,498)
Provision for income tax and social contribution
payable			23,199	72,292
Other accounts payable	(5,119)	(2)	11,864	8,781

Net cash generated (used) by operating activities	21,060	25,977	(110,815)	(655,623)

	Parent company		Consolidated

	2008	2007	2008	2007

Cash flow from investments activities
Acquisition of property, plant and equipment			(281,258)	(114,314)
Intangible increase			(17,070)

			(298,328)	(114,314)

Net cash used in investing activities

Cash flows from financing activities
Share repurchase	(5,897)	(137,106)	(5,897)	(137,106)
Dividends paid	(72,017)		(72,017)
Term loan and finance
Issuance			300,038	1,275,225
Repayments			(404,163)	(850,119)
Leases
Payment (interests included)			49,379	(14,987)
Debentures
Acquisition		(34,805)		(52,517)
Payment (interests included)	(28,419)		(37,610)
Senior notes
Acquisition				607,080
Payment (interests included)			(18,460)

Net cash provide by financing activities	(106,333)	(171,911)	(188,730)	827,576

Net decrease (increases) in cash and cash
equivalents and financial investments	(85,273)	(145,934)	(597,873)	57,639

Cash and cash equivalents at the end of the period	426,492	522,717	2,009,004	2,510,617
Cash and cash equivalents at the beginning of the period	511,765	668,651	2,606,877	2,452,978

	(85,273)	(145,934)	(597,873)	57,639

30 Added Value a) Three month peiords ended on June, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues
Sales of services			2,615,066	2,053,508
Allowance for doubtful accounts			1,653	(3,269)
Non-operating			3,418	309

			2,620,137	2,050,548

Inputs acquired from third parties
Costs of services rendered		(5)	(1,131,046)	(751,777)
Material, electricity, third-party services and other	(1,179)	(462)	(547,821)	(542,401)

	(1,179)	(467)	(1,678,867)	(1,294,178)

Gross added value	(1,179)	(467)	941,270	756,370

Retentions
Depreciation and amortization			(34,548)	(27,042)
Amortization of goodwill in subsidiaries		(179)		(179)

Net added value produced by the entity	(1,179)	(646)	906,722	729,149

Received as transference
Equity in earnings of subsidiaries	53,563	(28,114)
Financial income	12,635	15,400	304,417	156,384

Total added value to distribute	65,019	(13,360)	1,211,139	885,533

Distribution of added value:
Personnel and social charges	(339)	(307)	(356,813)	(278,427)
Taxes, charges and contributions	2,573	520	(202,682)	(301,076)
Leases			(199,009)	(192,345)
Interest and exchange rate variations	(17,056)	(15,491)	(402,438)	(142,323)

Profit Retention	50,197	(28,638)	50,197	(28,638)

b) Six month periods ended on June, 30

	Parent company		Consolidated

	2008	2007	2008	2007

Revenues
Sales of services			4,961,978	3,966,830
Allowance for doubtful accounts			3,656	(4,462)
Non-operating			14,294	5,980

			4,979,928	3,968,348
Inputs acquired from third parties
Costs of services rendered		(5)	(2,119,826)	(1,412,234)
Material, electricity, third-party services and other	(1,535)	(789)	(1,013,558)	(1,004,181)

	(1,535)	(794)	(3,133,384)	(2,416,415)

Gross added value	(1,535)	(794)	1,846,544	1,551,933

Retentions
Depreciation and amortization			(66,005)	(54,050)
Amortization of goodwill in subsidiaries		(358)		(358)

Net added value produced by the entity	(1,535)	(1,152)	1,780,539	1,497,525

Equity in earnings of subsidiaries	57,868	29,520
Financial income	24,049	35,171	535,922	262,434

Total added value to distribute	80,382	63,539	2,316,461	1,759,959

Distribution of added value:
Personnel and social charges	(633)	(686)	(701,904)	(515,984)
Taxes, charges and contributions	4,165	267	(614,480)	(573,840)
Leases			(421,493)	(417,498)
Interest and exchange rate variations	(31,166)	(32,577)	(525,836)	(222,094)

Profit Retention	52,478	30,543	52,748	30,543

31 Subsequent events

On July 30, 2008 the Company reported that the TAM Airlines, a company based in Asuncion in Asunción, Paraguay, is going to adopt a management model based on the three pillars that support the company’s activities: Service Excellence, Technical and Operational Excellence, and Managerial Excellence. TAM Airlines has been the new name of TAM Mercosur since last March, pursuant to the guidelines for repositioning the brand that accompanied the expansion of TAM in the international market.

The management model is being adopted in all parts of the group, aligning administrative and operational processes and seeking continuous improvement of passenger and cargo air transport services.

With the administrative restructuring of the group’s Paraguayan company, 133 employees will be transferred to the personnel roster of TAM Linhas Aéreas. About 120 employees are being let go. In recognition of the service of these employees, the Company is offering a package of benefits superior to what is required by law, and that includes an extension of the health plan and the granting of air travel discounts for a period proportional to time of service. These employees will also receive support in the process of reentering the job market.

With the aim of optimizing resources and improving the Company’s operational capacity, there will be changes in TAM's air network, specifically, in the routes flying in and out of the Paraguayan capital.

Board Of Director´s:

Maria Cláudia Oliveira Amaro Demenato
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Alexandre Gonçalves Silva
Luiz Antônio Correa Nunes Viana Oliveira
Marcos Adolfo Tadeu Senamo Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

Management:

David Barioni Neto
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

Executive Officers:

José Wagner Ferreira
Paulo Cezar Bastos Castello Branco
Jorge Gabriel Isaac Filho
Fernando Sporleder Junior

Controllership/Accountant:

Renê Santiago dos Santos
Manager of the Accountancy Department
Accountant CRC 1 SP 241.282/O -5

*          *          *

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the second quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A, Transportes Aéreos del Mercosur S.A.and others, which provide air transport services.

See comments on consolidated performance in specific table.

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 – 06/30/08	4 – 03/31/08
1	Total assets	6,454,140	6,388,829
1.01	Current assets	4,552,455	4,703,463
1.01.01	Cash and banks	2,009,004	2,226,341
1.01.01.01	Cash and banks	81,499	117,070
1.01.01.02	Financial investments	1,927,505	2,109,271
1.01.02	Receivables	1,096,161	1,023,696
1.01.02.01	Trade accounts receivable	1,096,161	1,023,696
1.01.02.01.01	Trade accounts receivable	1,096,161	1,023,696
1.01.03	Inventories	177,366	173,011
1.01.04	Other	1,269,924	1,280,415
1.01.04.01	Taxes recoverable	82,826	70,932
1.01.04.02	Advances to aircraft manufacturers	868,988	923,374
1.01.04.03	Deferred income tx and social contribution	42,184	39,596
1.01.04.04	Prepaid expenses	101,283	93,624
1.01.04.05	Aircraft insurance and other	20,295	31,194
1.01.04.06	Other receivables	154,348	121,695
1.02	Long-term receivables	1,901,685	1,685,366
1.02.01	Sundry receivables	888,791	810,527
1.02.01.01	Other credits	831,864	753,229
1.02.01.01.01	Deposits in guarantee	114,202	120,666
1.02.01.01.02	Deferred income tax and social contribution	209,197	189,524
1.02.01.01.03	Judicial deposits	78,307	75,478
1.02.01.01.04	Advances to aircraft manufacturers	215,923	167,693
1.02.01.01.05	Advances for aircraft maintenance	214,235	199,868
1.02.01.02	Related parties	0	0
1.02.01.03	Other	56,927	57,298
1.02.01.03.01	Other receivables	56,927	57,298
1.02.02	Permanent assets	1,012,894	874,839
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill	0	0
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	982,598	856,026
1.02.02.03	Intangible	30,226	18,743

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/08	4 – 03/31/08
2	Total liabilities and stockholders' equity	6,454,140	6,388,829
2.01	Current liabilities	2,605,092	2,562,826
2.01.01	Loans and financing	799,191	826,556
2.01.01.01	Loans and financing	722,840	748,351
2.01.01.02	Leases	76,351	78,205
2.01.02	Debentures	22,907	9,409
2.01.03	Suppliers	389,577	382,636
2.01.04	Taxes, charges and contributions	373,721	373,429
2.01.04.01	Salaries and social charges	268,553	272,079
2.01.04.02	Taxes and tariffs	105,168	101,350
2.01.05	Dividends payable	599	72,616
2.01.06	Provisions	45,291	9,909
2.01.06.01	Provision for income tax and social contribution	45,291	9,909
2.01.07	Payables to related parties	0	0
2.01.08	Other	973,806	888,271
2.01.08.01	Advance ticket sales	800,745	723,808
2.01.08.02	Reorganization of Fokker 100 fleet	8,807	12,165
2.01.08.03	Senior notes	6,359	16,662
2.01.08.04	TAM Loyalt Program	24,713	21,122
2.01.08.05	Other accounts payable	133,182	114,514
2.02	Long-term liabilities	2,307,997	2,333,838
2.02.01	Long-term liabilities	2,296,898	2,322,739
2.02.01.01	Loans and financing	292,097	302,945
2.02.01.01.01	Loans and financing	204,864	258,422
2.02.01.01.02	Leases	87,233	44,523
2.02.01.02	Debentures	500,000	500,000
2.02.01.03	Provisions	904,401	864,888
2.02.01.03.01	Provision for contingencies	904,401	864,888
2.02.01.04	Payables to related parties	0	0
2.02.01.06	Other	600,400	654,906
2.02.01.06.01	Deferred income tax and social contribution	50,168	50,514
2.02.01.06.02	Reorganization of Fokker 100 fleet	30,953	37,555
2.02.01.06.03	Other payables	477,570	524,730
2.02.01.06.04	Senior Notes	41,709	42,107
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,543	2,733
2.04	Stockholders' equity	1,538,508	1,489,432

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 – 06/30/08	4 – 03/31/08
2.04.01	Paid-up capital	675,497	675,497
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	133,717	134,447
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary/associated companies	133,717	134,447
2.04.04	Revenue reserves	572,274	573,395
2.04.04.01	Legal	40,231	40,231
2.04.04.02	Statutory	0	0
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	0	0
2.04.04.05	Retention of profits	536,525	537,940
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Others	(4,482)	(4,776)
2.04.04.07.01	Treasury stock	(4,482)	(4,776)
2.04.05	Accumulated deficit	54,165	3,238
2.04.06	Future capital increase	0	0

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 04/01/08 to 06/30/08	4 – 01/01/08 to 06/30/08	5 – 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross sales and/or services revenue	2,615,066	4,961,978	2,053,508	3,966,830
3.01.01	Air transportation revenue - national	1,648,071	3,062,666	1,261,055	2,435,617
3.01.02	Air transportation revenue - international	740,643	1,474,348	636,165	1,216,902
3.01.03	Other operating sales and/or services revenues	226,352	424,964	156,288	314,311
3.02	Deductions	(100,630)	(187,286)	(83,804)	(163,113)
3.03	Net sales and/or services revenue	2,514,436	4,774,692	1,969,704	3,803,717
3.04	Cost of sales and/or services	(1,926,822)	(3,694,800)	(1,406,270)	(2,759,373)
3.04.01	Cost of services rendered	(1,926,822)	(3,694,800)	(1,406,270)	(2,759,373)
3.05	Gross profit	587,614	1,079,892	563,434	1,044,344
3.06	Operating expenses/income	(511,548)	(995,348)	(602,466)	(1,000,001)
3.06.01	Selling	(362,250)	(671,482)	(386,239)	(652,656)
3.06.02	General and administrative	(158,250)	(323,731)	(144,208)	(270,461)
3.06.02.01	Directors´ fees	(2,555)	(7,217)	(2,637)	(14,301)
3.06.02.02	Other general and administrative expenses	(155,695)	(316,514)	(141,571)	(256,160)
3.06.03	Financial	16,963	8,274	(62,733)	(60,323)
3.06.03.01	Financial income	304,417	535,922	156,384	262,434
3.06.03.02	Financial expenses	(287,454)	(527,648)	(219,117)	(322,757)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(8,011)	(8,409)	(9,286)	(16,561)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0
3.07	Operating results	76,066	84,544	(39,032)	44,343
3.08	Non-operating results	3,418	15,641	309	5,980
3.08.01	Income	1,233	14,826	6,177	13,820

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 – 04/01/08 to 06/30/08	4 – 01/01/08 to 06/30/08	5 – 04/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.08.02	Expenses	2,185	815	(5,868)	(7,840)
3.09	Profit (loss) before taxes and profit sharing	79,484	100,185	(38,723)	50,323
3.10	Provision for income tax and social contribution	(52,085)	(62,697)	(30,621)	(78,305)
3.11	Deferred income tax	22,608	15,174	40,556	58,628
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.14	Minority interest	190	86	150	(103)
3.15	Net income (loss) for the period	50.197	52.748	(28,638)	30,543
	Number of shares (thousand), excluding treasury stock	150,447	150,447	150,563	150,563
	Net income per share	0.33365	0.35061		0.20286
				(0.19021)

08.01 - Comments on Consolidated Performance

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian market of aviation, announces the reports its second quarter results for 2008 (2Q08). Operational and financial data, except where indicated, are presented second accounting practices issued by the Brazilian Legislation, the CVM rules, standards, accounting adopted by IBRACON and Plan of Auditors prepared by ANAC simply summarized as BRGAAP and in Reais (R$).Comparisons are made with the information the 2nd quarter of 2008 (2Q08) and the 2nd quarter 2007 (2Q07).

Only financial information derived from the Company accounting system and included in this Comment on Performance were submitted to the special review process carried out by our independent auditors. Operating, statistical and financial information not directly derived from the accounting systems (e.g. number of tickets sold, cost per passenger transported, etc.) or information that does not represent  accounting measurement (e.g. EBITDAR, EBITDA, EBIT, etc.) was not reviewed by independent auditors.

1 Main operating and financial highlights

Operational Performance

Domestic Operations

TAM reached 48,2% average market share in 2Q08.

ASKs (capacity) increased 13,6% in 2Q08 compared to 2Q07 as a result of the net increase in the operating narrow body fleet of four aircraft, composed by the increase of 13 A320 and 3 A321, compensated by the elimination of the Fokker 100 (in 2Q07 we had 12 F-100 in our operating fleet). Also due to the increase in block hours by aircraft from 12,6 hours/day to 12,7 hours/day (total operation).

RPKs (demand) increased 7,8% in 2Q08 compared to 2Q07.

TAM’s domestic load factor decreased to 68,6% in 2Q08, compared to 72,3% in 2Q07.

International Operations

TAM reached 74,0% average market share in 2Q08.

ASKs (capacity) increased 21,6% in 2Q08, due to the increase of 2 A340 and 2 A330 into our international operating fleet allowing the beginning of long haul daily flights to Frankfurt and Madrid. In South America we started daily flights to Caracas and Montevideo through the increase in the narrow body fleet in the region.

RPKs (demand) increased 29,3% comparing 2Q08 with 2Q07.

TAM’s international load factor increased 4,3p.p. to 73,4% in 2Q08 compared to 69,0% in 2Q07.

Financial Performance

Total CASK increased by 8,4% in 2Q08 compared to 2Q07, and CASK excluding fuel decreased 3,4%.

EBIT and EBITDAR margins of 2.7% and 12.0% respectively.

Net income of R$ 50,2 million, a positive margin of 2,0%.

Our total cash and cash equivalents equalled R$ 2,009 million.

Return on Equity (ROE) of 10.1%.

Return on Assets (ROA) of 2.4%.

08.01 - Comments on Consolidated Performance

2 Operational performance

2.1 Main operation indicators

	2008		2007		Variation (%)

		Accum. to		Accum. to		Accum. to
	2nd quarter	June	2nd quarter	June	2nd quarter	June

Total
Passengers transported (thousand)	7,539	15,091	7,213	13,878	4.5	8.7
RPK (million)	9,624	19,727	8,333	16,102	15.5	22.5
ASK (million)	13,665	27,464	11,725	22,691	16.5	21.0
Load factor - %	70.4	71.8	71.1	71.0	-0.6p.p.	0.9p.p.
Break-even load factor (BELF) - %	68.6	70.6	69.9	68.7	-1.3p.p.	1.8p.p.
Average tariff	283	269	236	238	19.9	13.3
Flight hours	125,140	251,466	114,264	226,136	9.5	11.2
Kilometers flown by aircraft (million)	74,271	149,718	67,338	132,966	10.3	12.6
Liters of fuel (million)	497,114	997,894	431,434	834,010	15.2	19.7
Aircraft utilization (hours per day)	12.7	12.6	12.6	12.8	0.6	-1.4
Aircraft utilization (hours per day)	13.6	13.6	13.4	13.5	1.6	0.7
Landings	67,091	134,631	65,654	129,991	2.2	3.6
Stage Length	1,107	1,112	1,026	1,023	7.9	8.7
Total number of employees	22,910	22,910	18,691	18,691	22.6	22.6
- TAM Linhas Aéreas	22,052	22,052	17,829	17,829	23.7	23.7
- TAM Mercosur	635	635	666	666	-4.7	-4.7
- TAM Fidelidade	223	223	196	196	13.8	13.8
WTI-NY end (NYMEX) (in US$/Barrel)	134.01	134.01	70.68	70.68	98.4	98.4
End of period exchange rate	1.5919	1.5919	1.9262	1.9262	-17.4	-17.4

Domestic Market
Paid passengers transported (thousand)	6,449	12,835	6,317	12,164	2.1	5.5
RPK domestic (million)	5,771	11,734	5,354	10,557	7.8	11.2
RPK scheduled domestic (million)	5,527	11,049	5,133	9,855	7.7	12.1
ASK domestic (million)	8,413	16,818	7,407	14,770	13.6	13.9
ASK scheduled comestic (million)	8,121	16,023	7,138	13,944	13.8	14.9
Domestic Load factor - %	68.6	69.8	72.3	71.5	-3.7p.p.	-1.7p.p.
Market Share - %	48.2	49.1	49.6	49.1	-1.5p.p.	0.1p.p.

International Market*
Paid passengers transported (thousand)	1,091	2,256	896	1,714	21.8	31.7
RPK international (million)	3,853	7,993	2,979	5,545	29.3	44.1
RPK scheduled international (million)	3,847	7,968	2,963	5,505	29.8	44.7
ASK international (million)	5,252	10,646	4,317	7,921	21.6	34.4
ASK scheduled international (million)	5,240	10,601	4,290	7,856	22.1	34.9
International Load factor - %	73.4	75.1	69.0	70.0	4.3p.p.	5.1p.p.
Market Share - %**	74.0	70.6	70.8	65.9	1.2p.p.	2.7p.p.

08.01 - Comments on Consolidated Performance

2.2 Fleet

		2nd quarter

		In Operation		Redelivery		Total

Model	Capacity	2008	2007	2008	2007	2008	2007

MD-11	289 seats	3	3			3	3
B767	205 seats	2				2
A340	267 seats	2				2
A330	223 seats	12	10			12	10

Total Wide Body		19	13			19	13

A321	220 seats	3				3
A320	156 / 174 seats	74	61			74	61
A319	144 seats	15	15			15	15
F-100	108 seats		12	2	5	2	17

Total Narrow
Body		92	88	2	5	94	93

Total		111	101	2	5	113	106

2.3 Costs and expenses

	2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	19.14	17.51	9.3	2.615,1	2.053,5	27.3
Flight revenue	17.48	16.18	8.0	2.388,7	1.897,2	25.9
Domestic	11.20	9.98	12.2	1.530,3	1.170,1	30.8
International	4.41	4.54	-2.8	602,6	531,8	13.3
Cargo	1.87	1.67	12.4	255,8	195,3	31.0
Other operating sales and/or services revenues	1.66	1.33	24.3	226,4	156,3	44.8
Sales deductions and taxes	(0.74)	(0.71)	3.0	(100,6)	(83,8)	20.1

Net operational income	18.40	16.80	9.5	2.514,4	1.969,7	27.7
Cost of services and operational expenses
Fuel	(7.23)	(5.47)	32.3	(988,6)	(641,0)	54.2
Selling and marketing expenses	(1.66)	(1.99)	-16.6	(227,0)	(233,6)	-2.8
Aircraft and equipment leasing	(1.46)	(1.64)	-11.2	(199,0)	(192,4)	3.5
Personnel	(3.03)	(2.63)	15.2	(414,7)	(308,9)	34.2
Maintenance and reviews (except personnel)	(0.93)	(0.90)	3.7	(127,4)	(105,4)	20.8
Outsourced services	(1.15)	(1.00)	14.4	(156,8)	(117,6)	33.4
Landing and take-off and navigation charges	(0.89)	(0.89)	0.4	(121,5)	(103,8)	17.0
Depreciation and amortization	(0.25)	(0.23)	9.6	(34,5)	(27,0)	27.8
Aircraft insurance	(0.08)	(0.07)	16.3	(11,3)	(8,4)	35.6
Others	(1.22)	(1.69)	-28.1	(166,4)	(198,6)	-16.2

Total cost of services and operational
expenses	17.91	(16.52)	8.4	(2.447,2)	(1.936,7)	26.4

Gross profit	0.49	0.28	74.6	67,21	33,0	103.4

Financial income (expense)	0.12	(0.54)	N/A	17,0	(62,7)	N/A
Other operating expenses. Net	(0.06)	(0.08)	-26.0	(8,0)	(9,3)	-13.7

Operating income (loss)	0.56	(0.33)	N/A	76,2	(39,0)	N/A
Non-operating results. net	0.03	0.00	N/A	3,4	0,3	N/A

Income (loss) before income and social
contribution taxes	0.58	(0.33)	N/A	79,6	(38,7)	N/A
Income tax and social contribution	(0.22)	0.08	N/A	(29,5)	9,9	N/A

Income (loss) before minority interest	0.37	0.25	N/A	50,1	(28,8)	N/A
Minority interest	0.00	0.00	0.0	0,2	0,1	27.1

Net income (loss) for the period	0.37	(0.24)	N/A	50,3	(28,6)	N/A

	Accumulated to 2nd quarter

BR GAAP	In cents of R$ per ASK			In millions of R$

			Variation			Variation
	2008	2007	(%)	2008	2007	(%)

Operational Income	18.07	17.48	3.3	4.962,0	3.966,8	25.1
Flight revenue	16.52	16.10	2.6	4.537,0	3.652,5	24.2
Domestic	10.38	9.97	4.1	2.850,9	2.262,7	26.0
International	4.43	4.57	-3.2	1.215,9	1.037,8	17.2
Cargo	1.71	1.55	10.4	470,2	351,9	33.6
Other operating sales and/or services revenues	1.55	1.39	11.7	425,0	314,3	35.2
Sales deductions and taxes	(0.68)	(0.72)	-5.1	(187,3)	(163,1)	14.8

Net operational income	17.39	16.76	3.7	4.774,7	3.803,7	25.5

Cost of services and operational expenses
Fuel	(6.68)	(5.34)	25.1	(1.833,4)	(1.211,3)	51.4
Selling and marketing expenses	(1.71)	(1.88)	-9.4	(468,8)	(427,6)	9.6
Aircraft and equipment leasing	(1.53)	(1.84)	-16.6	(421,5)	(417,5)	0.9
Personnel	(2.98)	(2.54)	17.1	(817,4)	(576,6)	41.7
Maintenance and reviews (except personnel)	(0.81)	(0.93)	-12.5	(222,7)	(210,3)	5.9
Outsourced services	(1.13)	(1.15)	-1.5	(311,1)	(261,0)	19.2
Landing and take-off and navigation charges	(0.89)	(0.90)	-0.4	(244,8)	(203,1)	20.5
Depreciation and amortization	(0.24)	(0.24)	1.2	(66,0)	(53,9)	22.5
Aircraft insurance	(0.09)	(0.07)	18.5	(24,2)	(16,9)	43.4
Others	(1.02)	(1.34)	-23.9	(280,2)	(304,4)	-7.9

Total cost of services and operational expenses	(17.08)	(16.23)	5.2	(4.690,1)	(3.682,5)	27.4

Gross profit	0.31	0.53	-42.3	84,6	121,2	-30.1

Financial income (expense)	0.03	(0.27)	N/A	8,2	(60,3)	N/A
Other operating expenses. Net	(0.03)	(0.07)	-58.0	(8,4)	(16,6)	-49.2

Operating income (loss)	0.31	0.20	57.5	84,4	44,3	90.7
Non-operating results. net	0.06	0.03	116.1	15,6	6,0	161.6

Income (loss) before income and social
contribution taxes	0.37	0.22	64.5	100,0	50,3	99.1
Income tax and social contribution	(0.17)	(0.09)	99.5	(47,5)	(19,7)	141.5

Income (loss) before minority interest	0.20	0.14	42.0	52,5	30,6	71.8
Minority interest	0.0	0.0	0.0	0,1	(0,1)	0.0

Net income (loss) for the period	0.20	0.13	42.7	52,6	30,5	72.7

2.4 Revenue - RASK e Yield

	2008		2007		Variation (%)

	2nd quarter	Accum. to June	2nd quarter	Accum. to June	2nd quarter	Accum. to June

RASK (cents of reais)	18.40	17.39	16.80	16.76	9.5	3.7
Load factor - %	70.4	71.8	71.1	71	-0.6 p.p.	0.9 p.p.
Yield (cents of reais)	27.17	25.15	24.64	24.64	10.3	2.1

RASK Scheduled Domestic (cents of reais)	17.66	16.53	15.26	14.91	15.7	10.9
Scheduled Domestic Load Factor (%)	68.1	69	71.9	70.7	-3.9 p.p.	-1.7 p.p.
Yield Scheduled Domestic (cents of reais)	27.23	25.16	22.25	22.13	22.4	13.7

RASK Scheduled International (cents of reais)	11.48	11.44	12.3	13.11	-6.7	-12.7
Scheduled International Load Factor (%)	73.4	75.2	69.1	70.1	4.3 p.p.	-5.1 p.p.
Yield Scheduled International (cents of reais)	15.64	15.22	17.83	18.73	-12.3	-18.7
Rask Scheduled International (cents of USD)	72.21	7.19	6.39	6.81	12.9	5.6
Yield Scheduled International (cents of USD)	9.82	9.56	9.26	9.72	6.1	-1.7

3 Coments on the numbers of the second quarter of 2008 are on BRGAAP ,except as indicated

Gross operating revenue

Our gross operating revenue increased 27,3% to R$ 2.615,1 million in 2Q08 compared to R$ 2.053,5 million in 2Q07. The total Yield increased 10,3% to R$ 27,17 cents in the 2Q08 compared to R$ 24,64 cents in 2Q07. Our total demand (RPK) increased 15,5% and our supply (ASK) increased 16,5% resulting in a reduction of 0,6 p.p. in the average load factor to 70,4% in 2Q08. Total RASK (taxes net) increased 9,5% to R$ 18,40 cents, compared to 16,8 Real cents in 2Q07.

Gross domestic passenger revenue (including scheduled and charter passengers) increased 30,8% to R$ 1.530,3 million in 2Q08, compared with R$ 1.170,1 million in 2Q07. Domestic scheduled yield increased 22,4% from R$ 22,25 cents in 2Q07 to R$ 27,23 cents in 2Q08, domestic demand (in RPK terms) increased 7,8% while the increase in the domestic supply (in ASK terms) was 13,6%, a reduction in the domestic load factor of 3,7 p.p., resulting in a 15,7% increase in the RASK scheduled domestic reaching R$ 17,66 cents in 2Q08 compared to R$ 15,26 cents in 2Q07.

Gross international passenger revenue (including scheduled and charter passengers) increased 13,3% to R$ 602,6 million in 2Q08, compared with R$ 531,8 million in 2Q07. The yield scheduled international decreased 12,3% to R$ 15,64 cents in 2Q08 from R$ 17,83 cents in 2Q07. In dollar terms, yield scheduled international increased 6,1% to US$ 9,82 cents in 2Q08 from US$ 9,26 cents in 2Q07. The decreased in the yield scheduled international was mainly due to the appreciation of the Real vs. Dollar of 17,4% and beginning of daily flights in the end of 2007 to Caracas, Montevideo, Frankfurt, and Madrid (that usually are launched with promotional fares) and also by the increase in the average stage length. Our international demand increased 29,3% and the international supply increased 21,6% resulting in a load factor increase of 4,3 p.p. reaching 73,4% from 69% in 2Q07. In consequence of the decrease in yield scheduled international partially compensated by the increase in load factor, the RASK scheduled international decreased 6,7% from R$ 12,30 cents in 2Q07 to R$ 11,48 cents in 2Q08. In dollar terms, RASK scheduled international, increased 12,9% to R$ 7,21 cents in 2Q08 from R$ 6,39 cents in 2Q07.

Gross cargo revenue (domestic and international) increased 31% to R$ 255.8 million in 2Q08, compared to R$ 195.3 million in 2Q07 due to our commercial efforts to intensify the clients fidelity, increase of commercial agreements, the improvement in the service level, increase in our international capacity and the substitution of the F-100s by A320 family aircraft in the domestic market, resulting in more cargo space available.

Other gross revenue increased 44,8% to R$ 226,4 million in 2Q08, compared with R$ 156,3 million in 2Q07, due to the increase on Loyalty program revenues and accounting for expired tickets.

Sales deductions and taxes

Sales deductions and taxes increased 20,1% to R$ 100,6 million in 2Q08, compared with R$ 83,8 million in 2Q07, due to the increase in the domestic flights revenues and other gross revenue, which is the taxes and deductions basis of calculation.

Net operating revenue

Our net operating revenue increased 27,7% to R$ 2.514,4 million in 2Q08, compared with R$ 1.969,7 million in 2Q07.

RASK comparative:

	2008		2007		Variation (%)

	2nd	Accum.	2nd	Accum.	2nd	Accum.
	quarter	to June	quarter	to June	quarter	to June

CASK (cents of reais )	-17.91	-17.08	-16.52	-16.23	8.4	5.2
CASK except fuel (cents of reais )	-10.68	-10.40	-11.05	-10.89	-3.4	-4.5

Cost of services and operational expenses and CASK

Our cost of services and operating expenses increased by 26,4% to R$ 2.447,3 million in 2Q08, compared to R$ 1.936,7 in 2Q07. The increase in cost of services and operating expenses is mainly due to the increase in fuel, aircraft insurance, personnel and outsourced services. The cost of services and operational expenses by ASK (CASK) increased 8,4% from 16,52 Real cents in 2Q07, to 17,91 Real cents in 2Q08, mainly due to the increase in fuel, aircraft insurance and personnel, partially offset by reduction in the sales and marketing and aircraft and equipment leasing, mainly due to the appreciation of the Real exchange rate of 17,4%. The CASK excluding the fuel costs decreased 3,4% in 2Q08 compared to 2Q07.

Fuel costs increased 54,2% to R$ 988,6 million in 2Q08, compared with R$ 641 million in 2Q07 due to the 15,2% increase in litres consumed and due to the average cost per litre increase of 33,8% partially offset by a higher participation in fuel supplying in the international market, the increased of 7,9% in the average stage length and the economy of tankering program. Fuel costs by ASK increased 32,3%.

Sales and marketing expenses decreased 2,8% to R$ 227 million in 2Q08, compared to R$ 233,6 million in 2Q07. Sales and marketing expenses represented 9,0% of total net revenues in 2Q08 against 11,9% in 2Q07, a reduction of -2,8 p.p.. The main reason was the end of domestic commission costs paid to travel agents, according to agreement signed with ABAV (Brazilian Association of Travel Agents), since mid January, partially offset by the increase in the international sales (passenger and cargo) which has higher commercial costs. Sales and marketing expenses per ASK reduced 16,6%.

Aircraft and equipment leasing costs increased by 3,5% to R$ 199,0 million in 2Q08, compared to R$ 192,4 million in 2Q07, mostly due to the increase of 13 aircraft A320, 3 A321, 2 A330 and 2 A340, partially compensated by the 17,4% appreciation of the Real against the US dollar and better leasing fees related to the Company’s better financial position and by the return of 12 Fokker 100. Aircraft and equipment leasing costs by ASK decreased 11,2%.

Personnel costs increased by 34,2% to R$ 414,7 million in 2Q08, compared to R$ 308,9 million in 2Q07, principally due to the 22,6% increase in headcount from 18.691 to 22.910 in 2Q08 vs. 2Q07, respectively, due to the incorporation of the national stations in the end of 1Q07, in addition to the technical crew (pilots and co-pilots) compensation alignment. Personnel costs per ASK increased 15,2%.

Maintenance and repairs (except personnel) costs increased 20,8% to R$ 127,4 million in 2Q08, compared to R$ 105,4 million in 2Q07, mainly due to the increase in our total flown hours in 9,5% and the increase in our fleet, compensated the by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 17,4%. Costs with maintenance and repairs (except personnel) by ASK increased 3,7%.

Outsourced services increased by 33,4% to R$ 156,8 million in 2Q08, compared to R$ 117,6 million in 2Q07. Outsourced services by ASK increased 14,4% due to the increase in our international operations (costs related to international stations and the international distribution), partially offset by the incorporation of the national stations in the end of 1Q07 and the appreciation of the Real against the US dollar of 17,4%.

Landing, take-off and navigation charges increased 17,0% to R$ 121,5 million in 2Q08, compared to R$ 103,8 million in 2Q07, due to the increase of 2,2% in take-offs and 10,3% in flown kilometres, offset by the appreciation of the Real of 17,4%. Landing, take-off and navigation charges by ASK increased 0,4%.

Depreciation and amortization costs increased 27,8% to R$ 34,5 million in 2Q08, compared with R$ 27,0 million in 2Q07, mainly due to the new additions of R$ 127 million in the fixed assets of the Company, due to the increase of ground support equipments, computers and peripherals related to our growth during the period from 2Q07 to 2Q08. The depreciation and amortization expense by ASK increased 9,6%.

Aircraft insurance increased 35,6% to R$ 11,3 million in 2Q08 compared to R$ 8,4 million in 2Q07, mainly due to the increase in the number of passengers transported in 4,5% in 2Q08 vs. 2Q07 and by the net increase of 7 aircraft into our fleet compared to 2Q07, partially offset by the appreciation of the Real against the US dollar of 17,4%. The costs of aircraft insurance by ASK increased 16,3%.

Other expenses decreased by 16,29% to R$ 166,4 million in 2Q08 compared with R$ 198,6 million in 2Q07, mainly due to the appreciation of the Real against the US dollar of 17,4%, partially offset by the increase in our operations of 16,5%. Other operational expenses by ASK decreased 28,1%.

Our net financial result reached positive result of R$ 17,0 million in 2Q08, compared with a negative result of R$ 62,7 million in 2Q07, mainly due to gains with fuel hedge and FX variation.

Net non-operating results reached a positive result of R$ 3,4 million in 2Q08, compared with a positive result of R$ 0,3 million in 2Q07.

Income tax and social contribution amounted R$ 29.5 million in 2Q08, compared to an income of R$ 9.9 million in 2Q07. Our effective tax contribution was 37.1% in 2Q08

Our net income reached R$ 50,2 million in 2Q08, compared to net a loss of R$ 28,6 million in 2Q07, as a result of the matters above discussed representing an increase of 3,5 p.p. in margin, a positive margin of 2,0 in 2Q08.

EBIT

EBIT margin was 2,7%, reaching R$ 67,1 million in 2Q08, compared to R$ 33,0 million in 2Q07, representing an increased in the margin of 1,0 p.p.. The EBIT increase was a consequence of the increased 8,4% in CASK and of the 9,5% RASK increase.

EBITDAR

EBITDAR margin was 12,0%, reaching R$ 300,7 million in 2Q08, compared to R$ 252,4 million in 2Q07, representing a decrease in the EBITDAR margin of 0,9 p.p. in 2Q08 given the facts above mentioned.

	Three-month periods		Six-month periods
	ended June 30,		ended June 30,

	06.30.2008	06.30.2007	06.30.2008	06.30.2007

BR GAAP (In millions of R$)
Net income before minority interest	50,007	(28,788)	52,662	30,646

Income tax and social contribution	29,478	(9,935)	47,523	19,677
Financial result, net	(16,963)	62,733	(8,274)	60,323
Non-operating result, net	(3,418)	(309)	(15,641)	(5,980)
Other operating expenses, net	8,011	9,286	8,409	16,561

EBIT	67,115	32,987	84,679	121,227

Depreciation and amortization	34,548	27,042	66,005	54,050

EBITDA	101,663	60,029	150,684	175,277

Rental - Leasing	199,009	192,345	421,493	417,498

EBITDAR	300,672	252,374	572,177	592,775

Net revenue	2,514,436	1,969,704	4,774,692	3,803,717

Margins:
EBIT	2.7	1.7	1.8	3.2
EBITDA	4.0	3.0	3.2	4.6
EBITDAR	12.0	12.8	12.0	15.6

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2.604.602	2.604.602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87.653	87.653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE/DEB/2006/033
4 – DATe of CVM registration	09/12/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	08/01/2006
9 – Due date	08/01/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12 – Premium/ Discount
13 – Nominal value (REAIS)	10.000.00
14 – Amount issued (thousands of REAIS )	500.000
15 – Quantity of titles issued (units)	50.000
16 – Titles in circulation (units)	50.000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

	06.30.2008

		Ordinary	Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM
Empreendimentos e
Participações S.A.	50,562,373	84.56	19,010,614	20.94	69,572,987	46.21
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling
group	50,641,889	84.69	19,010,614	20.94	69,652,503	46.26

Treasury.stocks			138,001	0.15	138,001	0.09
Mercado (Free Float)	9,150,066	15.31	71,644,577	78,91	80,794,643	53.65

Capital Total	59,791,955	100.00	90,793,192	100,00	150,585,147	100.00

On June 30, 2008 the Fiscal Council wasn´t introduce.

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	6	100.0	2	100.0	8	100.0

	6	100.0	2	100.0	8	100.0

Below we set out below the shareholders who own more than 5% of the voting capital in June, 30 2008 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	3,633,772	2.96
Maria Cláudia Oliveira Amaro Demenato	52,068,517	42.49
Maurício Rolim Adolfo Amaro	52,068,517	42.49
João Francisco Amaro	11,545,956	9.42
Treasury Stocks	3,216,284	2.64

Total	122,533,046	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

	06.30.2007

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos
e Participações S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61

(Mercado)Free float	16,148	0.03	68,326,570	75.27	68,342,718	45.39

Total Capital	59,791,955	100.00	90,771,386	100.00	150,563,341	100.00

On June 30. 2007 the Fiscal Council wasn´t introduce.

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6		2		8

	6		2		8

As part of our wish to show exemplary standards of governance. below we set out the shareholders who own more than 5% of the voting capital in June 30, 2007 – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Treasury Stocks	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia
Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim
Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo Tadeu
Senamo Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	526,141	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report of Independent Accountants on Limited Review

To the Board of Directors and Stockholders
TAM S.A.

1
We have carried out limited review of the accounting information included in the Quarterly Information (ITR) of TAM S.A. for the quarter and period ended June 30 and March 31, 2008 and June 31, 2007 comprising the balance sheets and statements of income, statements of cash flows, statements of added value, the performance report and the notes. This information is the responsibility of the Company's management.

2
Our review was carried out in conformity with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the quarterly information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the Company's financial position and operations.

3
Based on our limited review, we are not aware of any material modifications that should be made to the quarterly information referred to above in order that such information be stated in accordance with the Brazilian Securities Commission (CVM) regulations applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

4
As mentioned in Note 2(q) Law No. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This Law amended, revoked and introduced new provisions to Law No. 6404/76 (Brazilian Corporation Law) and will change the accounting practices adopted in Brazil. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies to be fully applied by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, permitted the non-application of the provisions of Law 11638/07 in the preparation of the Quarterly Information (ITR). Accordingly, the accounting information included in the Quarterly Information for the quarter and period ended June 30, 2008 has been prepared in accordance with specific instructions from the CVM and does not include the changes in accounting practices introduced by Law 11638/07.

São Paulo, August 12, 2008

PricewaterhouseCoopers	Carlos Alberto de Sousa
Auditores Independentes	Contador CRC 1RJ 056561/O-0 "S" SP
CRC 2SP000160/O-5

Subsidiary/Associated Companies

Company name
TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 – Code	2 – Description	3 – 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 – 01/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross sales and/or services revenue	2,572,639	4,870,911	2,013,447	3,884,267
3.01.01	Air transportation revenue – domestic	1,648,071	3,062,666	1,261,055	2,435,616
3.01.02	Air transportation revenue – international	700,248	1,387,630	595,230	1,133,505
3.01.03	Other operating sales and/or services revenues	224,320	420,615	157,162	315,146
3.02	Deductions	(100,426)	(186,926)	(83,342)	(161,918)
3.03	Net sales and/or services revenue	2,472,213	4,683,985	1,930,105	3,722,349
3.04	Cost of sales and/or services	(1,895,239)	(3,633,747)	(1,378,957)	(2,707,105)
3.04.01	Cost of services rendered	(1,895,239)	(3,633,747)	(1,378,957)	(2,707,105)
3.05	Gross profit	576,974	1,050,238	551,148	1,015,244
3.06	Operating expenses/income	(487,452)	(949,755)	(587,652)	(973,646)
3.06.01	Selling	(350,349)	(647,850)	(376,005)	(632,450)
3.06.02	General and administrative	(153,584)	(314,193)	(141,385)	(264,984)
3.06.02.01	Director´s Fees	(2,198)	(6,446)	(2,247)	(13,445)
3.06.02.02	Other expenses general and administrative	(151,386)	(307,747)	(139,138)	(251,539)
3.06.03	Financial	24,492	20,697	(61,155)	(60,009)
3.06.03.01	Financial income	403,768	507,088	119,510	159,932
3.06.03.02	Financial expenses	(379,276)	(486,391)	(180,665)	(219,941)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	(8,011)	(8,409)	(9,107)	(16,203)
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 – Code	2 – Description	3 – 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 – 01/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.07	Operating results	89,522	100,483	(36,504)	41,598
3.08	Non-operating results	(306)	10,754	2,401	6,648
3.08.01	Income	1,212	13,185	3,701	10,978
3.08.02	Expenses	(1,518)	(2,431)	(1,300)	(4,330)
3.09	Profit (loss) before taxes and profit sharing	89,216	111,237	(34,103)	48,246
3.10	Provision for income tax and social contribution	(52,073)	(62,683)	(30,733)	(78,305)
3.11	Deferred income tax	20,020	10,940	39,555	57,629
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	57,163	59,494	(25,281)	27,570
	Number of shares (thousand). excluding treasury stock	2,065	2,065	2,065	2,065
	Net income per share	27.68184	28.81065		13.35109
	Loss income per share			(12.2462)

Subsidiary/Associated Companies

Company name
TRANSPORTES AÉREOS DEL MERCOSUR S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 - Description	3 – 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 – 01/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.01	Gross sales and/or services revenue	50,865	106,964	48,084	97,959
3.01.01	Air transportation revenue	40,395	86,719	40,935	83,397
3.01.02	Other operating revenue	10,470	20,245	7,149	14,562
3.02	Deductions	(205)	(361)	(462)	(1,196)
3.03	Net sales and/or services revenue	50,660	106,603	47,622	96,763
3.04	Cost of sales and/or services	(40,803)	(79,677)	(35,336)	(67,665)
3.04.01	Cost of services rendered	(40,803)	(79,677)	(35,336)	(67,665)
3.05	Gross profit	9,857	26,926	12,286	29,098
3.06	Operating expenses/income	(17,372)	(32,178)	(13,177)	(26,379)
3.06.01	Selling	(12,075)	(24,045)	(10,233)	(20,207)
3.06.02	General and administrative	(2,192)	(4,174)	(2,024)	(3,968)
3.06.02.01	Director´s Fees	(106)	(212)	(137)	(280)
3.06.02.02	Other expenses general and administrative	(2,086)	(3,962)	(1,887)	(3,688)
3.06.03	Financial. net	(3,105)	(3,959)	(920)	(2,204)
3.06.03.01	Financial income	2,784	4,786	1,020	2,170
3.06.03.02	Financial expenses	(5,889)	(8,745)	(1,940)	(4,374)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the earnings of subsidiaries	0	0	0	0

1 - Code	2 - Description	3 – 04/01/08 to 06/30/08	4 - 01/01/08 to 06/30/08	5 – 01/01/07 to 06/30/07	6 - 01/01/07 to 06/30/07
3.07	Operating results	(7,515)	(5,252)	(891)	2,719
3.08	Non-operating results	3,725	3,540	(2,092)	(666)
3.08.01	Income	22	297	2,476	2,844
3.08.02	Expenses	3,703	3,243	(4,568)	(3,510)
3.09	Profit (loss) before taxes and profit sharing	(3,790)	(1,712)	(2,983)	2,053
3.10	Provision for income tax and social contribution	0	0	0	0
3.11	Deferred income tax	0	0	0	0
3.12	Statutory profit sharing and contributions	0	0	0	0
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on capital	0	0	0	0
3.15	Net income (loss) for the period	(3,790)	(1,712)	(2,983)	2,053
	Number of shares (thousand). excluding treasury stock	88	88	88	88
	Net income per share	0	0	0	23.32955
	Loss income per share	(43.06818)	(19.45455)	(33.89773)	0

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Explanatory Notes	8
05	01	Comments on Performance in Quarter	55
06	01	Consolidated Balance Sheet – Assets	56
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	57
07	01	Consolidated Statement of Operations	59
08	01	Comments on Consolidated Performance	61
09	01	Investments in Subsidiary and/or Associated Companies	71
10	01	Characteristics of Public or Private Issues of Debentures	72
16	01	Other Information Considered Relevant by the Company	74
17	01	Report on Limited Reviews - Without Exception	78
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	80
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	82/83

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2008

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.